Exhibit 99.7

Valuation of Asbestos-Related Disease Liabilities of former James Hardie entities (“the Liable Entities”) to be met by the AICF Trust

Prepared for Asbestos Injuries Compensation Fund Limited (“AICFL”)

As at 31 March 2016

19 May 2016

V

aluation of Asbestos-Related Disease Liabilities of former James Hardie entities (“the Liable Entities”) to be met by the AICF Tr ust Prepared for Asbestos Injuries Compensation Fund Limited (“AICFL”) As at 31 March 2016 19 May 2016 KPMG Actuarial Pty Ltd ABN: 91 144 686 046 Australian Financial Services Licence No. 392050 Telephone: +61 2 9335 7000 10 Shelley Street Facsimile: +61 2 9335 7001 Sydney NSW 2000 DX: 1056 Sydney www.kpmg.com.au PO Box H67 Australia Square NSW 1215 Australia 19 May 2016 Narreda Grimley General Manager Asbestos Injuries Compensation Fund Limited Suite 1, Level 6, 56 Clarence Street Sydney NSW 2000 Cc Matthew Marsh, Chief Financial Officer, James Hardie Industries plc Paul Miller, General Counsel, Department of Premier and Cabinet, The State of New South Wales The Board of Directors, Asbestos Injuries Compensation Fund Limited Dear Narreda VALUATION OF ASBESTOS-RELATED DISEASE LIABILITIES OF FORMER JAMES HARDIE ENTITIES (“THE LIABLE ENTITIES”) TO BE MET BY THE AICF TRUST We are pleased to provide you with our Annual Actuarial Report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the AICF Trust. The report is effective as at 31 March 2016 and has taken into account claims data and information provided to us by AICFL as at 31 March 2016. If you have any questions with respect to the contents of this report, please do not hesitate to contact us. Yours sincerely Neil Donlevy MA FIA FIAA Jefferson Gibbs BSc FIA FIAA Executive, KPMG Actuarial Pty Ltd Executive, KPMG Actuarial Pty Ltd Fellow of the Institute of Actuaries (London) Fellow of the Institute of Actuaries (London) Fellow of the Institute of Actuaries of Fellow of the Institute of Actuaries of Australia Australia © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Table of Contents Executive Summary . i 1 Scope and Purpose. 1 1.1 Introduction .1 1.2 Scope of report. 2 1.3 Areas of potential exposure . 6 1.4 Data reliances and limitations. 9 1.5 Uncertainty .9 1.6 Distribution and use. 10 1.7 Date labelling convention used in this Report . 10 1.8 Author of the report . 11 1.9 Professional standards and compliance . 11 1.10 Control processes and review . 12 1.11 Funding position of the AICF Trust . 12 1.12 Basis of preparation of Report . 12 2 Data . 13 2.1 Data provided to KPMG Actuarial . 13 2.2 Data limitations. 13 2.3 Data reconciliation and testing. 14 2.4 Data conclusion. 17 3 Valuation Methodology and Approach. 18 3.1 Previous valuation work and methodology changes . 18 3.2 Overview of current methodology . 18 3.3 Disease type and class subdivision . 20 3.4 Numbers of future claims notifications . 22 3.5 Incidence of claim settlements from future claim notifications. 27 3.6 Average claim costs of IBNR claims . 27 3.7 Proportion of claims settled for nil amounts . 28 3.8 Pending claims . 29 3.9 Insurance Recoveries. 30 3.10 Cross-claim recoveries . 34 3.11 Discounting cashflows . 35 4 Claims Experience: Mesothelioma Claim Numbers . 36 4.1 Overview . 36 4.2 Profile of mesothelioma claims . 39 4.3 External statistics on mesothelioma claims incidence. 44 4.4 Base valuation assumption for number of mesothelioma claims . 46 5 Claims Experience: Claim numbers (non-mesothelioma) . 47 5.1 Overview . 47 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 5.2 Asbestosis claims. 47 5.3 Lung cancer claims . 48 5.4 ARPD & Other claims . 48 5.5 Workers Compensation and Wharf claims. 48 5.6 Summary of base claims numbers assumptions (including mesothelioma). 49 5.7 Baryulgil . 49 6 Exposure and Latency Experience and Incidence Pattern Assumptions . 50 6.1 Exposure information. 50 6.2 Latency period of reported claims. 52 6.3 Modelled peak year of claims . 57 6.4 Pattern of future claim notifications assumed . 58 7 Claims Experience: Average Claims Costs and Average Legal Costs. 60 7.1 Overview . 60 7.2 Mesothelioma claims . 61 7.3 Asbestosis claims. 64 7.4 Lung cancer claims . 65 7.5 ARPD & Other claims . 66 7.6 Workers Compensation claims . 67 7.7 Wharf claims . 68 7.8 Mesothelioma large claim size and incidence rates . 69 7.9 Summary average claim cost assumptions. 71 7.10 Defence legal costs . 72 7.11 Summary average defendant legal costs assumptions . 74 8 Claims Experience: Nil Settlement Rates . 75 8.1 Overview . 75 8.2 Mesothelioma claims . 76 8.3 Asbestosis claims. 77 8.4 Lung cancer claims .. 78 8.5 ARPD & Other claims . 79 8.6 Workers Compensation claims . 80 8.7 Wharf claims . 81 8.8 Summary assumptions . 82 9 Economic and Other Assumptions . 83 9.1 Overview . 83 9.2 Claims inflation . 83 9.3 Superimposed inflation . 89 9.4 Discount rates: Commonwealth bond zero coupon yields. 92 9.5 Cross-claim recovery rates . 93 9.6 Settlement Patterns . 94 10 Valuation Results . 96 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.1 Central estimate liability. 96 10.2 Comparison with previous valuation . 97 10.3 Comparison of valuation results since 30 September 2006 . 99 10.4 Cashflow projections . 100 10.5 Amended Final Funding Agreement calculations. 102 10.6 Insurance Recoveries. 103 11 Uncertainty. 104 11.1 Overview . 104 11.2 Sensitivity testing. 105 11.3 Results of sensitivity testing. 107 Tables Table 2.1: Grouping of financial data from claims and accounting databases . 15 Table 2.2: Comparison of amounts from claims and accounting databases ($m). 16 Table 3.1: Change in cost of claims during 2015/16 financial year ($m) – claim award component only . 30 Table 5.1: Number of claims by disease type. 47 Table 5.2: Claim numbers experience and assumptions for 2016/17 . 49 Table 6.1: Assumed underlying latency distribution parameters from average date of exposure to date of notification . 56 Table 6.2: Modelled peak year of claim notifications . 57 Table 7.1: Average attritional non-nil claim award (inflated to mid 2015/16 money terms) . 60 Table 7.2: Average mesothelioma claims assumptions. 62 Table 7.3: Average asbestosis claims assumptions . 64 Table 7.4: Average lung cancer claims assumptions . 65 Table 7.5: Average ARPD & Other claims assumptions. 66 Table 7.6: Average Workers Compensation claims assumptions . 67 Table 7.7: Average wharf claims assumptions . 68 Table 7.8: Summary average claim cost assumptions . 71 Table 7.9: Summary average defendant legal costs assumptions. 74 Table 8.1: Nil settlement rates . 75 Table 8.2: Summary nil settlement rate assumptions . 82 Table 9.1: Base inflation assumptions. 89 Table 9.2: Settlement pattern of claims awards by delay from claim reporting . 95 Table 10.1: Comparison of central estimate of liabilities. 96 Table 10.2: Comparison of valuation results since 30 September 2006 . 99 Table 10.3: Amended Final Funding Agreement calculations. 102 Table 10.4: Insurance recoveries at 31 March 2016 . 103 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Table 11.1: Summary results of sensitivity analysis ($m) . 108 Figures Figure 3.1: Illustration of timeline of exposure, latency and claim reporting (example shown is for mesothelioma) . 23 Figure 3.2: Consumption and production indices – Australia 1930-2002 . 24 Figure 4.1: Number of mesothelioma claims reported annually. 36 Figure 4.2: Monthly notifications of mesothelioma claims. 37 Figure 4.3: Rolling annualised averages of mesothelioma claim notifications . 38 Figure 4.4: Number of mesothelioma claims by State . 39 Figure 4.5: Number of mesothelioma claims by type of claim. 40 Figure 4.6: Number of mesothelioma claims by number of defendants (direct claims only) .41 Figure 4.7: Number of mesothelioma claims by age of claimant . 42 Figure 4.8: Delay from diagnosis of mesothelioma to notification of claim against the Liable Entities . 43 Figure 4.9: Number of mesothelioma cases reported nationally compared to the number of claims received by the Liable Entities . 44 Figure 4.10: Number of mesothelioma cases reported in NSW. 45 Figure 6.1: Mix of claims by duration of exposure (years) . 50 Figure 6.2: Exposure (person-years) of all Liable Entities’ claimants to date . 51 Figure 6.3: Exposure (person years) of all mesothelioma claimants to date by report year and exposure period . 52 Figure 6.4: Latency of mesothelioma claims . 53 Figure 6.5: Latency of asbestosis claims. 55 Figure 6.6: Latency of lung cancer claims . 55 Figure 6.7: Latency of ARPD & Other claims . 56 Figure 6.8: Projected future claim notifications for mesothelioma. 58 Figure 6.9: Projected future claim notifications for other disease types . 59 Figure 7.1: Average attritional awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for mesothelioma claims (excluding large claims). 61 Figure 7.2: Average attritional awards (inflated to mid 2015/16 money terms) split between Direct claims and Cross claims. 62 Figure 7.3: Average attritional awards (inflated to mid 2015/16 money terms) by number of defendants for Direct claims. 63 Figure 7.4: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for asbestosis claims . 64 Figure 7.5: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for lung cancer claims . 65 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 7.6: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for ARPD & Other claims. 66 Figure 7.7: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for Workers Compensation claims. 67 Figure 7.8: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for wharf claims . 68 Figure 7.9: Distribution of individual large claims by settlement year. 69 Figure 7.10: Number of mesothelioma large claims by year of notification . 70 Figure 7.11: Average defence legal costs (inflated to mid 2015/16 money terms) for non-nil claims settlements by settlement year . 72 Figure 7.12: Average defence legal costs (inflated to mid 2015/16 money terms) for nil claims settlements by settlement year . 73 Figure 8.1: Mesothelioma nil claims experience. 76 Figure 8.2: Asbestosis nil claims experience. 77 Figure 8.3: Lung cancer nil claims experience . 78 Figure 8.4: ARPD & Other nil claims experience. 79 Figure 8.5: Workers Compensation nil claims experience. 80 Figure 8.6: Wharf nil claims experience . 81 Figure 9.1: Trends in Bond Yields . 84 Figure 9.2: Trends in CPI and AWOTE . 85 Figure 9.3: Age profile of mesothelioma claimants by report year . 87 Figure 9.4: Average mesothelioma claim settlement amounts by decade of age (inflated to mid-2015/16 money terms) . 88 Figure 9.5: Average mesothelioma awards of the Liable Entities (uninflated). 91 Figure 9.6: Zero coupon yield curve by duration . 93 Figure 9.7: Cross-claim recovery experience . 93 Figure 9.8: Settlement pattern derivation for mesothelioma claims: paid as % of ultimate cost. 94 Figure 9.9: Settlement pattern derivation for non-mesothelioma claims: paid as % of ultimate cost . 94 Figure 10.1: Analysis of change in central estimate liability (discounted basis) . 98 Figure 10.2: Analysis of change in central estimate liability (undiscounted basis) . 98 Figure 10.3: Historical claim-related expenditure of the Liable Entities. 100 Figure 10.4: Annual cashflow projections – inflated and undiscounted ($m) . 101 Figure 11.1: Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) . 107 Figure 11.2: Sensitivity testing results – Impact around the undiscounted central estimate (in $m) . 108 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Appendices APPENDICES. 110 A Credit rating default rates by duration. 111 B Projected inflated and undiscounted cashflows ($m) . 112 C Projected inflated and discounted cashflows ($m). 113 D Australian asbestos consumption and production data: 1930-2002 . 114 E Data provided by AICFL . 115 F Glossary of terms used in the Amended Final Funding Agreement . 117 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Executive Summary Important Note: Basis of Report This valuation report (“the Report”) has been prepared by KPMG Actuarial Pty Ltd (ABN 91 144 686 046) (“KPMG Actuarial”) in accordance with an “Amended and Restated Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as the “the Amended Final Funding Agreement”) between James Hardie Industries NV (now known as James Hardie Industries plc) (hereafter referred to as “James Hardie”), James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited (“AICFL”) which was signed on 21 November 2006. This Report is intended to meet the requirements of the Amended Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgment as of the date of the Report. The information contained in this Report is of a general nature and is not intended to address the objectives, financial situation or needs of any particular individual or entity. It is provided for information purposes only and does not constitute, nor should it be regarded in any manner whatsoever as, advice and is not intended to influence a person in making a decision in relation to any financial product or an interest in a financial product. No one should act on the information contained in this Report without obtaining appropriate professional advice after a thorough examination of the accuracy and appropriateness of the information contained in this Report having regard to their objectives, financial situation and needs. In preparing the Report, KPMG Actuarial has relied on information supplied to it from various sources and has assumed that the information is accurate and complete in all material respects. KPMG Actuarial has not independently verified the accuracy or completeness of the data and information used for this Report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG i International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Except insofar as liability under statute cannot be excluded, KPMG Actuarial, its executives, directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models. The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in the full Report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG ii International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. KPMG Actuarial has been retained by AICFL to provide this Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 26 November 2015. The Liable Entities are defined as being the following entities: • Amaca Pty Ltd (formerly James Hardie & Coy); • Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and • ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for the “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. Our valuation is on a central estimate basis and is intended to be effective as at 31 March 2016. It has been based on claims data and information as at 31 March 2016 provided to us by AICFL. Overview of Recent Claims Experience and comparison with previous valuation projections In this section we compare the actual experience in 2015/16 (referred to in the following tables as “FY16 Actual”) with the projections for 2015/16 that were contained within our previous valuation report at 31 March 2015. We will refer to these projections for 2015/16 as “FY16 Expected” in the tables that follow. Claim numbers There have been 397 mesothelioma claims reported in 2015/16, a 4% decrease compared to the 412 mesothelioma claims reported in 2014/15. For non-mesothelioma claims (excluding workers compensation claims), there have been 151 claims reported in 2015/16 compared to 219 claims reported in 2014/15. The following table shows the comparison of actual experience with that which had been forecast at the previous valuation. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG iii International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Table E.1. Comparison of claim numbers Ratio of FY16 FY16 Actual Actual to FY15 Actual Expected Expected (%) Mesothelioma 397 400 99% 412 Asbestosis 93 144 65% 144 Lung Cancer 18 27 67% 25 ARPD & Other 29 42 69% 39 Wharf 11 12 92% 11 Workers 29 33 88% 34 Total 577 658 88% 665 Average Claim Awards Average claims awards in 2015/16 have been lower than expectations across all disease types, with the exception of Wharf claims. There have been three large mesothelioma claim settlements (being claims in excess of $1m in 2006/07 money terms) in 2015/16. This is significantly lower than our expectations. Total claims expenditure on large claims has been 55% below expectations, reflecting the low number of large claims reported and settled in 2015/16. The following table shows the comparison of actual experience with that which had been forecast at the previous valuation. Table E.2. Comparison of average claim size of non-nil claims Ratio of FY16 FY16 Actual Actual to FY15 Actual Expected Expected ($) ($) (%) ($) Mesothelioma 294,048 333,900 88% 313,480 Asbestosis 99,691 121,900 82% 103,112 Lung Cancer 115,507 143,100 81% 139,633 ARPD & Other 98,684 100,700 98% 73,863 Wharf 134,774 106,000 127% 83,225 Workers 0 148,400 0% 72,800 Mesothelioma Large Claims (settled) Number 3 10 30% 7 Average claim size 3,170,000 2,130,000 149% 1,940,571 Large claim 9,510,000 21,300,000 45% 13,584,000 expenditure Note: FY15 Actual values are expressed in 2014/15 money terms. FY16 Actual values and FY16 Expected values are expressed in 2015/16 money terms. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG iv International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Cashflow expenditure: gross and net Gross cashflow expenditure, at $154.7m, was 12% below expectations. Net cashflow expenditure, at $129.0m, was 17% below expectations. Table E.3. Comparison of cashflow Ratio of Actual FY16 Actual FY16 Expected FY15 Actual to Expected ($M) ($M) (%) ($M) Gross Cashflow 154.7 176.3 88% 154.3 Insurance and Other Recoveries (23.7) (21.2) 112% (17.9) Insurance recoveries from HIH / (2.0) 0.0 n/a (15.3) Commutations Net Cashflow before HIH / 131.0 155.1 84% 136.4 Commutations Net Cashflow after HIH / 129.0 155.1 83% 121.1 Commutations Gross cashflow was lower than expectations primarily due to the lower expenditure on large mesothelioma claims, which were $12.5m favourable to expectations (including legal costs). The outcome was also affected by the lower average claim settlement sizes experienced in 2015/16. Liability Assessment At 31 March 2016, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,904.1m (March 2015: $2,142.8m). We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment. Table E.4. Comparison of central estimate of liabilities 31 March 2016 31 March 2015 $m $m Gross of Net of insurance Insurance insurance Net of insurance recoveries recoveries recoveries recoveries Total uninflated and 1,645.8 212.0 1,433.9 1,565.9 undiscounted cash-flows Inflation allowance 1,066.4 73.3 993.0 1,177.0 Total inflated and 2,712.2 285.3 2,426.9 2,742.9 undiscounted cash-flows Discounting allowance (575.0) (52.2) (522.8) (600.1) Net present value liabilities 2,137.2 233.1 1,904.1 2,142.8 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG v International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2015 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $2,030.6m as at 31 March 2016, i.e. a reduction of $112.2m from our 31 March 2015 valuation result. This decrease of $112.2m is due to: • A reduction of $114.0m, being the net impact of expected claims payments (which reduce the liability) and the “unwind of discount” (which increases the liability and reflects the fact that cashflows are now one year nearer and therefore are discounted by one year less). • An increase of $1.8m resulting from changes to the yield curve between 31 March 2015 and 31 March 2016. Our liability assessment at 31 March 2016 of $1,904.1m represents a decrease of $126.5m, which arises from changes to the actuarial assumptions. The decrease of $126.5m is principally a consequence of: • Lower average claim sizes and defence legal cost assumptions across most disease types; • A reduction in the assumed number of large mesothelioma claims; • A reduction in the projected number of non-mesothelioma claims; • Lower claims inflation assumptions in the short-term (through to, and including, 2019/20); and • Favourable experience for claims that were pending at 31 March 2015. offset by • An allowance for the potential costs of Sullivan vs Gordon awards due to the amendments to the Wrongs Act in the State of Victoria. The following chart shows an analysis of the change in our liability assessments from 31 March 2015 to 31 March 2016 on a discounted basis. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG vi International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure E.1. Analysis of change in central estimate liability (discounted basis) 2,200 2,150 2,100 $ m) 155.1 ( 2,050 1.8 41.1 30.8 estimate 2,000 6.0 1,950 129.0 34.5 central 82.7 1,900 20.9 1,850 2,142.8 2,030.6 Discounted 1,800 1,750 1,904.1 1,700 1,650 1,600 no/ rate—rate March legal (SvG) Other March pattern discount inflation 31 Payments and 31 of numbers at liability changes at 2015discount reforms 2016 in net settlement costs Claims (expected) Claim claims Claims incidence Liability Unwind Nil VIC Liability Net Net Change Expectedactuarial Average Net Note: Green bars signal that this factor has given rise to an increase in the liability whilst light blue bars signal that this factor has given rise to a reduction in the liability. The undiscounted liability as of 31 March 2016 has decreased from $2,588m (based on the 31 March 2015 valuation) to $2,427m. This represents a reduction of $161m. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG vii International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are: • Discounted Central Estimate; • Term Central Estimate; and • Period Actuarial Estimate. Table E.5. Amended Final Funding Agreement calculations $m Discounted Central Estimate (net of cross-claim recoveries, 1,904.1 Insurance and Other Recoveries) Period Actuarial Estimate (net of cross-claim recoveries, gross 522.2 of Insurance and Other Recoveries) comprising: Discounted value of cashflow in 2016/17 164.1 Discounted value of cashflow in 2017/18 180.2 Discounted value of cashflow in 2018/19 177.9 Term Central Estimate (net of cross-claim recoveries, 1,896.7 Insurance and Other Recoveries) The actual funding amount due at a particular date will depend upon a number of factors, including: • the net asset position of the AICF Trust at that time; • the free cash flow amount of the James Hardie Group in the preceding financial year; and • the Period Actuarial Estimate in the latest Annual Actuarial Report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG viii International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Uncertainty Estimates of asbestos-related disease liabilities are subject to considerable uncertainty, significantly more than personal injury liabilities in relation to other causes, such as CTP or Workers Compensation claims. It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.3, depending on the actual out-turn of experience relative to that currently forecast, the variation could potentially be substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained in this Report. Any such variation may be significant. We have performed sensitivity testing to identify the impact of different assumptions upon the size of the liabilities. The different scenarios selected are documented at Section 11.2 of this report. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. We note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency, nor are they intended to indicate an upper bound or a lower bound of all possible outcomes. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG ix International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure E.2. Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern (1) Mesothelioma incidence pattern (2) Combination (1) Combination (2) -1,000 -500 0 500 1,000 1,500 2,000 The single most sensitive assumption shown in the chart is the timing of the peak period of claims reporting against the Liable Entities. Shifting the assumed period of peak claims reporting by a further 2 years for mesothelioma (i.e. assuming that claim reporting begins to reduce after 2018/19) together with increased claims reporting from 2026/27 onwards relative to current actuarial projections, could add approximately $560m (30%) on a discounted basis to our valuation (as shown in the above chart by the scenario labelled “mesothelioma incidence pattern (2)”). Table E.6. Summary results of sensitivity analysis ($m) Undiscounted Discounted Central estimate 2,426.9 1,904.1 Low Scenario 1,659.0 1,350.8 High Scenario 4,706.3 3,432.6 Whilst the table above indicates a range around the discounted central estimate of liabilities of -$553m to +$1,528m, the actual cost of liabilities could fall outside that range depending on the actual experience. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG x International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Data, Reliances and Limitations We have been provided with the following data by AICFL: • Claims dataset at 31 March 2016 with individual claims listings; • Accounting transactions dataset at 31 March 2016 (which includes individual claims payment details); and • Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) produced by Randall & Quilter Investment Holdings as at 31 March 2016. While we have tested the consistency of the various data sets provided, we have not otherwise verified the data nor have we undertaken any auditing of the data at source. We have relied on the data provided as being complete and accurate in all material respects. Consequently, should there be material errors or incompleteness in the data, our assessment could be affected materially. Executive Summary Not Report Please note that this executive summary is intended as a brief overview of our Report. To properly understand our analysis and the basis of our liability assessment requires examination of our Report in full. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG xi International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 1 Scope and Purpose 1 1.1 Introduction The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. 1.1.1 Liable Entities The Liable Entities are defined as being the following entities: • Amaca Pty Ltd (formerly James Hardie & Coy); • Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and • ABN60 Pty Ltd (formerly James Hardie Industries Ltd). In addition, the liability for Baryulgil claims is deemed to be a liability of Amaca by virtue of the James Hardie (Civil Liability) Act 2005 (NSW). Under Part 4 of that Act, Amaca is liable for “Marlew Asbestos Claims” or “Marlew Contribution Claims” as defined in that Act. 1.1.2 Personal asbestos claims Under the Amended Final Funding Agreement, the liabilities to be met by the AICF Trust relate to personal asbestos-related disease liabilities of the Liable Entities. Such claims must relate to exposure which took place in Australia and which have been brought in a Court in Australia. The precise scope of the liabilities is documented in Section 1.2 and in Appendix F of this Report. 1.1.3 Purpose of report KPMG Actuarial has been retained by AICFL to provide an Annual Actuarial Report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 26 November 2015. The prior written consent of KPMG Actuarial is required for any other use of this Report or the information contained in it. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 1 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Our valuation is effective as at 31 March 2016 and has been based on claims data and information as at 31 March 2016 provided to us by AICFL. 1.2 Scope of report We have been requested to provide an actuarial assessment as at 31 March 2016 of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust, consistent with the terms of the Amended Final Funding Agreement. The assessment is on a central estimate basis and is based on the claims experience as at 31 March 2016. A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. It is of note that our liability assessment: • Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil). • Is intended to cover:—The amount of settlements, judgments or awards for all Personal Asbestos Claims.—Claims Legal Costs incurred by the AICF Trust in connection with the settlement of Personal Asbestos Claims. • Is not intended to cover:—Personal injury or death claims arising from exposure to asbestos which took place outside Australia.—Personal injury or death claims, arising from exposure to Asbestos, which are brought in Courts outside Australia.—Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death.—Claims for loss of property, including those relating to land remediation.—The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on behalf of the Liable Entities. • Includes an allowance for: © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 2 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 - Compensation to the NSW Dust Diseases Board or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is within the limits of funding for such claims as outlined within the Amended Final Funding Agreement.—Workers Compensation claims, being claims from former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.2.1). • Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries, nor for any legal costs that may be incurred in resolving such disputes. • Makes no allowance for:—potential Insurance Recoveries that could be made on product and public liability insurance policies placed from 1986 onwards which were placed on a “claims made” basis.—the future Operating Expenses of the Liable Entities or the AICF Trust. Separate allowance for future Operating Expenses should be considered by the management of AICFL.—the inherent uncertainty of the liability assessment. That is, no additional provision (or risk margin) has been included in excess of a central estimate. Readers of this Report may refer to our previous reports which are available at www.ir.jameshardie.com.au and www.aicf.org.au. 1.2.1 Workers Compensation Workers Compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with, amongst others, Allianz Australia Limited, QBE and the various State-based Workers Compensation Schemes. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 3 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Under the Amended Final Funding Agreement, the part of a future Workers Compensation claim that is met by a Workers Compensation Scheme or Policy of the Liable Entities is outside of the AICF Trust. The AICF Trust is, however, to provide for any part of a claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity and policy deductibles on those policies of insurance). On this basis our liability assessment in relation to Workers Compensation claims and which relates to the AICF Trust, includes only the amount borne by the Liable Entities in excess of the anticipated recoveries due from a Workers Compensation Scheme or Policy. In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, Insurer Guarantee Funds may be available to meet such obligations. 1.2.2 Dust Disease Board and Other Reimbursements There exists a right under Section 8E (Reimbursement Provisions) of the Dust Diseases Act 1942 for the NSW Dust Diseases Board (“DDB”) to recover certain costs from common law defendants, excluding the employer of the claimant. This component of cost is implicitly included within our liability assessment as the claims awards made in recent periods and in recent settlements contain allowance for DDB reimbursement where applicable. Furthermore, currently reported open claims have an allowance within their case estimates for the costs of DDB reimbursement where relevant and applicable. The Amended Final Funding Agreement indicates that the AICF Trust is intended to meet Personal Asbestos Claims and that claims by the DDB or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit (aggregated across the DDB and Workers Compensation Schemes), being: • In the first financial year (2006/07) a limit of $750,000 applied; • In respect of each financial year thereafter, that limit is indexed annually in line with the Consumer Price Index. At 31 March 2016, the annual limit is $954,936; • There is an overall unindexed aggregate cap of $30m; • At 31 March 2016, AICF has paid out $7,603,015 to the DDB. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 4 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 The cashflow and liability figures contained within this Report have already removed that component of any reimbursements that will not be met by the AICF Trust owing to the application of these limits and caps. 1.2.3 Baryulgil (“Marlew Claims”) “Marlew Asbestos Claims” and “Marlew Contribution Claims” are deemed to be liabilities of Amaca. These claims specifically include: • Claims made against Amaca Pty Ltd or ABN60 resulting from their past ownership of the mine; and, in the case of Amaca, includes claims made in relation to the joint venture (Asbestos Mines Pty Ltd) established with Wunderlich in 1944 to begin mining at Baryulgil. • Claims made against the subsequent owner of the mine (following its sale by James Hardie Industries to Woodsreef in 1976), being Marlew Mining Pty Ltd (“Marlew”) which is in liquidation, are to be met by the AICF Trust except where such claims are Excluded Marlew Claims, which are recoverable by the Claimant from other sources. These claims are discussed further in Section 5.7. 1.2.4 Risk Margins Australian-licensed insurance companies are required to hold, and many non-insurance companies elect to hold, insurance and self-insurance claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty. A risk margin is an additional amount held, above the central estimate, so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities. We note that the Amended Final Funding Agreement envisages the ongoing financing of the AICF Trust is to be based on a “central estimate” approach and that the Annual Actuarial Report should provide a Discounted Central Estimate valuation. Accordingly, we have made no allowance for any risk margins within this Report. 1.2.5 Discounting We have determined a Discounted Central Estimate in this Report by discounting (to 31 March 2016) the projected future cashflows using yields on Commonwealth Government Bonds. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 5 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Conceptually, the Discounted Central Estimate at 31 March 2016 would normally represent an amount of money which, if fully provided in advance (i.e. as of 31 March 2016) and invested in risk-free assets (such as Commonwealth Government Bonds) of term and currency appropriate to the liabilities, would generate the necessary investment income such that (together with the capital value of those assets) it would be expected to be sufficient to pay for the liabilities as they fall due. To the extent that the actual investments are: • of different terms; and/or • in different currencies; and/or • provide different expected rates of return investment profits or losses would emerge. One of the uncertainties in our valuation is the fact that fixed interest Commonwealth Government Bonds do not exist at most of the durations of our cashflow projection. This means we need to take a long-term view on bond yields that is not measured by market-observable rates of return. We continue to note that the actual funding mechanism under the Amended Final Funding Agreement only provides for up to three years’ worth of projected Claims and Claims Legal Costs expenditure and one year’s worth of Operating Expenses at any one time. 1.3 Areas of potential exposure As identified in Section 1.2, there are other potential sources of claims exposure beyond those directly considered within this Report. However, in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date. 1.3.1 General areas of potential exposure Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include, but are not limited to: • Future significant individual landmark and precedent-setting judicial decisions; • Significant medical advancements; © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 6 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness. In this regard, we note the 2010/11 decisions by the Supreme Court (in relation to two cases: Tamaresis v Amaca and Galea v Amaca) which indicated that the AICF Trust was not required to meet the cost of nervous shock claims brought by individuals who have not been exposed to asbestos; • A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited; • A proliferation (compared to past and current levels of activity) of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in the removal of asbestos or the demolition of buildings containing asbestos; • Changes in legislation, especially those relating to tort reform for asbestos sufferers. Examples include the amendments under the Wrongs Act in Victoria (as noted in Section 1.3.3 of this Report) and the current consultation by the Law Reform Commission in Western Australia in relation to damages for gratuitous services and provisional damages; • Introduction of new, or elimination of existing, heads of damage; • Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct); • Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked (we note the decisions in Amaca v Ellis [2010] HCA 5 and Evans v Queanbeyan City Council [2010] NSWDDT 7 which we understand are consistent with the previous decision in Judd v Amaca [2002] NSWDDT 25); • Changes to taxation; and • Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors). Nonetheless, implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment. Furthermore, to the extent that some of these have emerged in past claims experience, they are reflected in our projections. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 7 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 1.3.2 New Zealand and other overseas exposures We have made no allowance for the risk of further development in relation to New Zealand exposures and the rights of claims from New Zealand claimants in Australian courts (as per Frost vs. Amaca Pty Ltd (2005), NSWDDT 36 although this decision was successfully appealed by Amaca in August 2006) nor for the risk of additional exposures from overseas. This is because, as noted in Section 1.2, the AICF Trust is not required to meet the cost of these claims as they are Excluded Claims. In relation to claimants where exposures have involved more than one country (e.g. UK and Australia), we have assumed that the AICF Trust will only meet that part of the cost which is attributable to the Australian-related exposure. 1.3.3 Victorian amendments to the Wrongs Act In 2015, the State of Victoria implemented amendments to the Wrongs Act (the Wrongs Amendment Act 2015) to incorporate the payment of Sullivan vs Gordon awards. These amendments came into force on 19 November 2015. The Department of Justice and Regulation of Victoria has recently advised AICF that it is making amendments to the current Regulations that apply to Dust Diseases, namely the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulations 2006. We are advised that the effect of the various amendments is that from 10 May 2016, the AICF Trust will be required to pay for Sullivan vs Gordon awards (to the extent applicable) in relation to claims brought against the Liable Entities in Victoria. Such awards would then constitute Payable Liabilities under the Amended Final Funding Agreement. Therefore, we have made allowance for these awards in our valuation. We have allowed for such amounts over all future years over which claims are projected to emerge and settle. 1.3.4 Third-wave claims We have made allowance for so-called “third-wave” claims. These are defined as claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in these exposures in its projection. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 8 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 We have not allowed for a significant additional surge in third-wave claims (over and above current levels of activity) in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims already included within our projection as a result of improved education of individuals as to the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard. It should be noted that claims for the cost of asbestos or asbestos product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties is not required to be met by the AICF Trust. 1.4 Data reliances and limitations KPMG Actuarial has relied upon the accuracy and completeness of the data with which it has been provided. KPMG Actuarial has not verified the accuracy or completeness of the data, although we have undertaken steps to test its consistency with data previously received. However, KPMG Actuarial has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects. 1.5 Uncertainty It must be understood that estimates of asbestos-related disease liabilities are subject to considerable uncertainty. This is due to the fact that the ultimate disposition of future claims will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.3, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential additional third-wave exposures and social and economic conditions such as inflation. Therefore, it should be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained herein. Any such variation may be significant. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 9 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 1.6 Distribution and use The purpose of this Report is as stated in Section 1.1. This Report should not be used for any purpose other than those specified. This Report will be provided to the Board and management of AICFL. This Report will also be provided to the Board and management of James Hardie, the NSW Government and to Ernst & Young in their capacity as auditors to both James Hardie and AICFL. We understand that this Report will be filed with the ASX and placed on James Hardie’s website in its entirety. We understand that this Report will also be placed on AICFL’s website in its entirety. KPMG Actuarial consents to this Report being made available to the above-mentioned parties and for the Report to be distributed in the manner described above. To the extent permitted by law, neither KPMG Actuarial nor its Executives, directors or employees will be responsible to any third parties for the consequences of any actions they take based upon the opinions expressed with this Report, including any use of or purported reliance upon this Report not contemplated in Section 1.2. Any reliance placed is that party’s sole responsibility. Where distribution of this Report is permitted by KPMG Actuarial, the Report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this Report should only be made after considering the Report in its entirety and with necessary consultation with KPMG Actuarial. Readers are also advised to refer to the “Important Note: Basis of Report” section at the front of the Executive Summary of this Report. 1.7 Date labelling convention used in this Report In our analyses throughout this Report (unless otherwise stated), the “year” we refer to aligns with the financial year of AICFL and James Hardie and runs from 1 April to 31 March. A “2008” notified claim would be a claim notified in the period 1 April 2008 to 31 March 2009. This might also be referred to as “2008/09” or “FY09”. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 10 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Similarly, a “2015” claim settlement would be a claim settled in the period 1 April 2015 to 31 March 2016. This might also be referred to as “2015/16” or “FY16”. 1.8 Author of the report This Report is authored by Neil Donlevy, an Executive of KPMG Actuarial Pty Ltd, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia. This Report is co-authored by Jefferson Gibbs, an Executive of KPMG Actuarial Pty Ltd, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia. In relation to this Report, the primary regulator for both Neil Donlevy and Jefferson Gibbs is the Institute of Actuaries of Australia. 1.9 Professional standards and compliance This Report details a valuation of the outstanding claims liabilities of entities which hold liabilities with features similar to general insurance liabilities as self-insured entities, and which have purchased related insurance protection. In preparing this Report, we have complied with the Professional Standard 300 of the Institute of Actuaries of Australia (“PS300”), “Valuation of General Insurance Claims”. However, as we note in Section 1.2, this Report does not include an allowance for the future Operating Expenses of the AICF Trust (which are estimated by AICFL) and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 11 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 1.10 Control processes and review This valuation report and the underlying analyses have been subject to technical review and internal peer review. The technical review focuses on ensuring that the valuation models and supporting claims experience analyses that are carried out are performed correctly and that the calculations are being correctly applied. The technical review also focuses on ensuring that the data that is being used has been reconciled insofar as possible. Internal peer review involves a review of the approach, the methods, the assumptions selected and the professional judgments applied. Both the technical review and internal peer review processes are applied to the Report as well as the valuation models. 1.11 Funding position of the AICF Trust This Report does not analyse nor provide any opinion on the current, or prospective, funding position of the AICF Trust, nor of its likely funding needs and its potential use of the loan facility provided by the NSW Government. This is because to do so within this Report would require consideration, estimation and documentation of the future financial performance of James Hardie. This Report only provides analysis and opinion on the estimates of the future expenditure to be met by the AICF Trust. The cashflow estimates contained in this Report assume that all claims against the Liable Entities will continue to be paid in full as and when they fall due. 1.12 Basis of preparation of Report We have been advised by the management of AICFL to prepare the Report on a “going concern” basis (i.e. we should assume that AICFL will be able to meet any shortfall in the cost of the liabilities of the Liable Entities as they fall due). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 12 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 2 Data 2 2.1 Data provided to KPMG Actuarial We have been provided with the following data by AICFL: • Claims dataset at 31 March 2016 with individual claims listings; • Accounting transactions dataset at 31 March 2016 (which includes individual claims payment details); and • Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) produced by Randall & Quilter Investment Holdings as at 31 March 2016. We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by AICFL relating to the insurance programme’s structure, coverage and layers. We have also considered the claims data listings which formed the basis of our previous valuation assessments. The data structures for the claims and accounting databases provided to us by AICFL as of 31 March 2016 are detailed in Appendix E. 2.2 Data limitations We have tested the consistency of the various data sets provided to us at different valuation dates. Section 2.3 outlines the nature of the testing undertaken. However, we have not otherwise verified the data and have instead relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of AICFL’s internal administration and systems as to the completeness of the data provided. Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 13 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 2.3 Data reconciliation and testing We have performed a reconciliation of the data provided at 31 March 2016 with the data provided at 31 March 2015. We have undertaken a number of tests and reconciliations to test the accuracy of the data to the extent possible, noting the limitations outlined above. 2.3.1 Reconciliation with previous valuation’s data We have performed a reconciliation of the claims database as at 31 March 2016 with that provided at 31 March 2015. Our findings are: • Claims notifications: There have been two claims with a report date prior to 31 March 2015 that were not present in the database at 31 March 2015. No claims changed notification date between the two databases. • Portfolio category: Five claims changed category. Of these, one related to claims reported in 2014/15, one related to 2013/14 and the remainder related to older periods of notification. • Settlement date: There have been three claims with a settlement date prior to 31 March 2015 that were not showing as being settled in the database at 31 March 2015. One additional claim changed its settlement date. Changing and developing data is not unexpected or to be considered as adverse. Indeed, changing data is common to all claims administration systems. We do not consider the number or extent of the changes noted above to be unreasonable, nor do we consider the changes to be material to the valuation. 2.3.2 Reconciliation of claims settlement amounts between claims and accounting databases The accounting database extract contains the following fields: • Damages – which are gross of cross-claim recoveries; • Costs; • DDB reimbursements; • Other costs; • Payments to Medicare; and • Defence legal costs. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 14 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 The claims database extract contains the following fields: • Damages – which in some cases are net of cross-claim recoveries, and which in others are gross of cross-claim recoveries. We are able to identify which records are gross of cross-claims recoveries and which records are net of cross-claim recoveries. We have then restated all damages data to be gross of cross-claim recoveries; • Costs; • DDB reimbursements; • Other costs (Consulting costs and payments to Medicare); and • Defence legal costs. We have mapped the financial data between the two databases into standardised groupings as follows: Table 2.1: Grouping of financial data from claims and accounting databases CLAIMS DATABASE ACCOUNTING DATABASE Damages (gross of cross-claims) plus DDB reimbursement plus Medicare (from Accounting Damages plus DDB reimbursements plus Award Database) Medicare Costs plus Other less Medicare (from accounting Costs / Other database) Costs plus Consulting Defence legal costs Defence legal costs Defence legal costs Note: Recovery amounts are available from the accounting database We have compared the payment records between the claims database and the accounting database from the earliest date to the current file position. Table 2.2 shows the results of this reconciliation for all claim transactions to date. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 15 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Table 2.2: Comparison of amounts from claims and accounting databases ($m) CLAIMS DATABASE ACCOUNTING DATABASE Damages (gross of recoveries, excluding medicare) 1,366.9 Damages (gross of recoveries) 1,375.8 Costs 39.1 Costs 39.6 DDB 12.1 DDB 12.4 Other (inc Medicare) 5.8 Consulting 2.3 Medicare 3.2 Defence legal costs 167.2 Defence legal costs 167.6 Total Value 1,591.1 Total Value 1,600.9 Standardisation Award plus Medicare plus DDB 1,382.2 Award plus Medicare plus DDB 1,391.4 Costs / Other 41.7 Costs / Other 41.9 Defence legal costs 167.2 Defence legal costs 167.6 Total Value 1,591.1 Total Value 1,600.9 The standardisation is the most relevant comparison because, as noted earlier, the two database extracts allocate the information (particularly in relation to Medicare) in slightly different ways. Once the standardisation has been undertaken, the two datasets reconcile closely – with reconciliation differences totalling approximately $9.8m or 0.6% (31 March 2015: $8.3m). Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This results in the following overall totals being used in our analysis: • $1,391.9m for the claims award component; • $42.5m for the costs / other component; and • $167.6m for the defence legal costs component. This approach, of taking the maximum value for each claims record, may result in some minor prudence in our overall analysis although the amount of prudence is not considered to be significant in the context of the size of the potential liabilities and the underlying uncertainty in any valuation estimating future claims costs over the next 40 years or more. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 16 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 2.4 Data conclusion We have not verified the underlying data nor have we undertaken “auditing at source”. No material data issues have been identified and notified to us by the Approved Auditor of AICFL (Ernst & Young) during their testing. We have tested the data for internal consistency with the data provided at the previous valuation (31 March 2015). Based on that testing and reconciliation, and subject to the limitations described in Section 1.4, we have formed the view that: • Generally, the data is consistent between valuations, with any differences in the data being readily explainable; • The financial data appears to reconcile reasonably between the two data sources (the claims dataset and the accounting dataset); • Any data issues that have emerged are not significant in relation to the size of the liabilities; and • Therefore, the data is appropriate for use for the purposes of this Report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 17 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3 Valuation Methodology and Approach 3 3.1 Previous valuation work and methodology changes We have, in broad terms, maintained the core valuation methodology adopted at our previous valuation at 31 March 2015. 3.2 Overview of current methodology The methodology involves assessing the liabilities in two separate components, being: • Allowance for the cost of settling claims which have already been reported but have not yet been settled (“pending claims”); and • Allowance for the cost of settling claims which have not yet been reported (“Incurred But Not Reported” or “IBNR” claims). For pending claims, we have used the case estimates (where available) with some adjustments to reflect the extent to which the case estimates (on average) tend to overstate the ultimate cost. For IBNR claims we have used what can best be described as an “average cost per claim method”. In brief, the overall methodology may be summarised as follows: • Project the future number of claims expected to be reported in each future year by disease type (for product and public liability) and for Workers Compensation and wharf claims taking into account the expected future incidence of mesothelioma and other diseases and also the past rate of co-joining of the Liable Entities; • Analyse past average attritional claim costs of non-nil claims in mid 2015/16 money terms. We have defined attritional claims to be claims which are less than $1m in 2006/07 money terms. We estimate a baseline attritional non-nil average claim cost in mid 2015/16 money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement. For Workers Compensation claims, the average cost represents only that part of a claim which is borne by the Liable Entities (i.e. it is net of any insurance proceeds from a Workers Compensation Scheme or Policy); © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 18 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • Analyse past historical average plaintiff/other and defendant legal costs for non-nil claim settlements; • Analyse past historical average defendant legal costs for nil claim settlements; • Estimate a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim size and legal cost sizes of such claims (being claims which are in excess of $1m in 2006/07 money terms); • Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience of the pattern of delay between claim reporting and claim settlement for each disease type; • Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate”); • Inflate average claim, plaintiff/other and defence legal costs and large claim costs to the date of settlement of claims allowing for base inflation and (where applicable) superimposed inflation; • Multiply the claims numbers which are expected to be settled for non-nil amounts in a period by the inflated average non-nil claim costs (including the “large claims loading”) and plaintiff/other and defence legal costs for that period; • Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred; • Inflate average defence legal costs of nil claims to the date of settlement of claims allowing for base inflation; • Multiply the claims numbers which are expected to be settled for nil amounts in a period by the inflated average defence legal costs for nil claims for that period; • Add the expected claims and legal payments relating to pending claims (after allowance for the potential savings on case estimates) after making allowance for the assumed settlement pattern of pending claims; © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 19 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • This gives the projected future gross cashflow for each future financial year; • Adjust the projected gross cashflow for the impact of the annual and aggregate caps on DDB reimbursements; • Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”); • Project Insurance Recoveries to establish the net cashflows; • Discount the cashflows using a yield curve derived from yields on Commonwealth Government Fixed Interest Bonds at the valuation date to arrive at our present value liability assessment. It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider or all investigations we undertake. Those other stages are outlined in more detail elsewhere in this Report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken. As discussed elsewhere, the liabilities are established on a central estimate basis. 3.3 Disease type and class subdivision 3.3.1 Claims records excluded from our analysis We have excluded cross-claims brought by the Liable Entities against other defendants. Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross-claim by the Liable Entities is severed from the main proceedings, the existence of a separate record in the claims dataset does not indicate an additional claim (or liability against the Liable Entities). In these circumstances such claims records are not counted in our analysis. We have also excluded “insurance recovery” claims records. This is because the insurance recovery record is a separate record that exists for claims records where an insurance recovery is due. In other words, the claim against the Liable Entity has already been included in our analysis and the insurance recovery record exists for operational purposes only. We have, however, made separate, explicit allowance in the valuation for future insurance recoveries. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 20 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3.3.2 Categories of claim We have sub-divided the remaining claims into the following groups: • Product and Public Liability; • Workers Compensation, being claims by former employees of the Liable Entities; and • Wharf claims, being claims by individuals whose occupations involved working on the docks or wharves, or where part of their exposure related to wharves. We have separated the Workers Compensation claims from product and public liability claims because claim payments from Workers Compensation claims do not generate recoveries under the product and public liability insurance cover, so that in order to value those insurance policies we need to separately identify the cashflows from product and public liability claims and the cashflows from Workers Compensation claims. We have separated out wharfside workers claims because such claims are likely to have a different exposure and incidence profile compared with product and public liability claims. 3.3.3 Categories of disease For product and public liability claims, we have separately analysed the individual disease types. We have split the data by disease type because there is sufficient volume of claims to do so, because different disease types display substantially different average claim sizes, and because the incidence pattern of future notifications is expected to vary between the different disease types. We have not divided the Workers Compensation or wharf claims data by disease type, given their low financial significance and the reduced credibility of the data if sub-divided by disease type (given the low number of claims). For the purposes of our analysis, we have allocated each claim once and therefore to one disease only. We have selected the following order of priority, based on the relative severity of the disease: • Mesothelioma; • Lung cancer / Other cancer; • Asbestosis; and then • Asbestos-Related Pleural Disease and Other (“ARPD & Other”). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 21 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 This means that if a product or public liability claim has mesothelioma as one of its listed diseases, it is counted as a mesothelioma claim. If a product or public liability claim has lung cancer or other cancer as one of its listed diseases (but not mesothelioma), it is counted as a lung cancer claim. If a product or public liability claim has asbestosis as one of its listed diseases, it is only counted as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases. 3.4 Numbers of future claims notifications To project the pattern of incidence of claims against the Liable Entities, we have constructed a model which utilises the following inputs: • The exposure to asbestos in Australia, adjusted to allow for the Liable Entities’ particular incidence of usage, noting that for the period to 1987 they had approximately a stable market share, but thereafter were not involved in asbestos products; • The average period over which claimants are typically exposed; and • The statistical distribution of the latency period from average exposure for each disease type, together with the underlying parameters (the mean and the standard deviation) of the latency model. Statistically speaking, the projected peak incidence of mesothelioma is not equal to the peak year of production (or consumption) plus the average latency of mesothelioma. Instead, the projected peak of claims reporting derived from our model is a function of the overall shape of the exposure and the full distribution of the latency period. In statistical terminology, the projected claims incidence curve is a “convolution” of the statistical distribution of “modelled consumption” and the statistical distribution of the latency period. Furthermore, the notification pattern will not be symmetrically distributed around the peak year. The notification pattern is derived from the combined impact of the exposure model and the latency model. The exposure model is not a symmetrical distribution; whereas the assumed latency model is a symmetrical distribution. The following chart shows the timeline of exposure, latency, diagnosis and claims reporting. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 22 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 3.1: Illustration of timeline of exposure, latency and claim reporting (example shown is for mesothelioma) <—-Period over which exposure occurred—-> ~ 8 years after first ~ 16 years after first exposure exposure <—- ~ 6 months —-> Date of commencement of Average date of End date of last first exposure exposure exposure Date of diagnosis Date of notification KPMG definition used for KPMG model for the latency period of <————— —————> claims (mean = 35 years, std dev = 10 years) 3.4.1 Exposure Model We have constructed a proxy for an “exposure model” by reference to statistics showing the levels of Australian usage of asbestos. We do not have detailed individual exposure information for the Liable Entities, its products or where the products were used and how many people were exposed to those products. However, given the market share of James Hardie over the years (through to 1987) and its relative stability, we have used a national pattern of usage as a reasonable proxy for the Liable Entities’ exposure. We start by constructing an exposure index from the annual consumption of asbestos within Australia from 1900-2002. We split this between the various asbestos types and by year of consumption. We have not allowed for multiple exposures with respect to the Liable Entities from each unit of asbestos consumed, e.g. where the Liable Entities were both mining and milling the same asbestos. While there was some (moderate) mining at Baryulgil, in relative terms it is not significant. In any event, we have made separate explicit allowance for mining activities at Baryulgil within our liability assessment. Figure 3.2 shows measures of the production and consumption of asbestos in Australia in the period 1930 to 2002. It can be seen that the exposure, being measured in consumption, appeared to peak in the early-1970s to mid-1970s. It can also be seen that for Australia as a whole, asbestos consumption continued at significant levels until the mid-1980s and then began to fall through to 2002. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 23 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 3.2: Consumption and production indices – Australia 1930-2002 100,000 90,000 80,000 70,000 60,000 50,000 40,000 30,000 20,000 10,000—1930 1933 1936 1939 1942 1945 1948 1951 1954 1957 1960 1963 1966 1969 1972 1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 Production Consumption Modelled Consumption Source: World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com R Virta, USGS Website Annual Yearbook The data underlying this chart is shown in Appendix D. The “modelled consumption” is derived as the consumption averaged over the previous eight years, i.e. from the implied start date of exposure to the average date of exposure. This selection of eight years is based on the analysis contained in Section 6 which shows that a typical claimant has an average exposure period of 16 years and that the average date of exposure is therefore typically eight years after the start date of exposure. It is the “modelled consumption” which is used, together with an assumption about the statistical distribution of the latency period, as a basis for projecting future mesothelioma claim numbers. There is an implicit assumption within the use of the “modelled consumption” to derive the level of future claim notifications that: • the consumption of asbestos is directly correlated with, and is a suitable proxy for, the number (and extent of exposure) of people exposed to asbestos in any year; and • the rate of incidence of individuals developing an asbestos-related disease arising from exposure to asbestos is the same for each exposure year and is independent of the type of asbestos used or the age of the individuals exposed. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 24 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3.4.2 Latency model Our assumption is that the latency pattern (from the average date of exposure) for all disease types is statistically distributed with a normal distribution. The parameters (i.e. the mean and standard deviation) of the distribution have been set by reference to previous work undertaken by Professor Berry et al1, by Jim Leigh et al2 and by Yeung et al3. The parameters for the mean and, in particular, for the standard deviation have also been set taking into account the claims experience of the Liable Entities to date. The parameters vary by disease type. The analysis supporting the selection of these parameters is summarised in Section 6.2. 3.4.3 Projecting the claims notification curve using the exposure and latency model Our methodology is to take each year of exposure, using “modelled consumption” of asbestos in tonnage for that year, and project an index of the number of claims we project to emerge in each future reporting year resulting from that exposure year. The latency period is assumed to be normally distributed with a mean and a standard deviation which vary by disease type. This means that for any given exposure year, the peak incidence of reporting claims would be (in the case of mesothelioma) 35 years after the average exposure date from that exposure year. We then aggregate the claims notification index curves projected for each exposure year to produce an overall curve which shows the index of claim notifications arising from all exposure periods. 1 Malignant pleural and peritoneal mesothelioma in former miners and millers of crocidolite at Wittenoom, Western Australia; G Berry, N H de Klerk et al (2004) 2 Malignant Mesothelioma in Australia: 1945-2000; J Leigh et al (2002) 3 Distribution of Mesothelioma Cases in Different Occupational Groups and Industries, 1979-1995: P Yeung, A Rogers, A Johnson (1999) © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 25 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 The curve is described as an index because consumption is used as a proxy measure for the number of individuals exposed and because we don’t know what proportion of those people who were exposed will develop asbestos-related diseases. Therefore the methodology produces a shape of the number of claims, rather than an absolute level of the number of claims to be reported. This methodology provides not only the shape of claims reporting as an index but it also projects the implied peak year(s) of incidence for each disease type and the rate of decay in claims reporting levels after the peak year of incidence. We allow for each of the diseases having different average latency periods. This results in different projected peak years and incidence patterns for the different diseases. These are summarised in Sections 6.2 and 6.3. 3.4.4 Calibrating the curve index to current reporting experience We take the claim curve index and then calibrate the number of notifications in each future year by reference to the recent levels of claims reporting and the number of claims we have assumed for the 2016/17 financial year. This approach implicitly assumes that: • The future rate of incidence of asbestos-related diseases manifesting as a result of a past exposure to asbestos will remain stable; • The pattern of diagnosis and the delay between diagnosis and reporting remain stable; • The “propensity to claim” by individuals will remain stable; and • The rate of co-joining the Liable Entities in claims will remain stable. Changes to any of these factors over time will result in changes to the actual pattern of incidence of claims reporting compared with that derived in Section 3.4.3. Our assumptions for the base number of claims projected to be reported in 2016/17 are summarised in Sections 4.4 and 5.6. 3.4.5 Model adjustments made at 31 March 2014 for mesothelioma claims As a consequence of heightened mesothelioma claims reporting observed in 2013/14 (and which has continued thereafter), we made some modifications to the future incidence pattern for mesothelioma in our 31 March 2014 valuation. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 26 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 The changes were most pronounced for the period of claims reporting through to, and including, 2016/17 and the changes are documented more extensively in our Annual Actuarial Report effective at 31 March 2014. We have maintained those modifications to the incidence pattern. 3.5 Incidence of claim settlements from future claim notifications We derive a settlement pattern by analysing triangulations of the numbers of settlements and claims payments by delay from the year of notification. From these settlement pattern analyses, we have estimated the pace at which claims notified in the future will settle, and used this to project the future number, and monetary amount, of settlements in each financial year for each disease type. Our analysis and assumptions selected are summarised in Section 9.6. 3.6 Average claim costs of IBNR claims 3.6.1 Attritional claims We define a large claim as one for which the award is greater than or equal to $1m in 2006/07 money terms (which equates to approximately $1.42m in mid 2015/16 money terms). We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero. We have estimated the following five components to the average cost assessment: • Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim. • Average plaintiff legal / other costs of a non-nil “attritional” claim. • Average defence legal costs of a non-nil “attritional” claim. • Average defence legal costs of a nil claim. • Large claim awards and legal cost allowances. All of our analyses have been constructed using past average awards, which have been inflated to mid 2015/16 money terms using a historical base inflation index (of 4% per annum). This allows for basic inflation effects when identifying trends in historical average settlements. We then determine a prospective average cost in mid 2015/16 money terms. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 27 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 We perform the same analysis for the defence legal costs for nil and non-nil claims and for plaintiff legal / other costs in respect of non-nil claims (together “Claims Legal Costs”). Our analysis and assumptions are summarised in Section 7. 3.6.2 Large claims loading We analyse the historical incidence rate of large claims (being measured as the ratio of the number of large claims to the total number of non-nil claims), and the average claim size and legal costs of these claims. We have determined a prospective incidence rate and an average cost in mid 2015/16 money terms to arrive at a “per claim” loading (being the average large claim cost multiplied by the large claim incidence rate per claim) being the additional amount we need to add to our attritional average claim size to allow for large claims. Our analysis and assumptions are summarised in Section 7.8. 3.6.3 Future inflation of average claim sizes Allowance for future claim cost inflation is made. This is modelled as a combination of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims numbers as they settle in each future year. Our analysis and assumptions in relation to claims inflation are summarised in Sections 9.2 and 9.3. 3.7 Proportion of claims settled for nil amounts We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other than in relation to defence legal costs) and those which will be settled for a non-nil claim cost. The prospective nil settlement rate is estimated by reference to the analysis of past trends in the rate of nil settlements. Our analysis and assumptions selected are summarised in Section 8. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 28 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3.8 Pending claims 3.8.1 Definition of pending claims At 31 March 2016, there were 464 claims (31 March 2015: 532) for which claim awards have not yet been fully settled by the Liable Entities. Additionally, there are a number of other claims for which defence legal costs have not yet been settled, even though the awards have been settled. We have adopted three definitions of settlement status: • Where there is a closure date, there are not expected to be any further award or legal costs incurred. • Where there is no closure date but the claim has a settlement date, there is the possibility of further emerging defendant legal costs, even though the claim award has been settled. • Where there is no settlement date, there is the possibility of award, plaintiff legal costs and defendant legal costs being incurred. 3.8.2 Evaluating the liability for pending claims The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry terms Incurred But Not Enough Reported (“IBNER”). Depending on the case estimation procedure of a company and the nature of the liabilities, IBNER can be either positive or negative, with a negative IBNER implying that the ultimate cost of settling claims will be less than case estimates, i.e. that there is some degree of redundancy in case estimates. 3.8.3 Findings Our analysis has indicated that there is a degree of redundancy in case estimates, i.e. a negative IBNER. The comparison of current case estimates with actuarially-projected future settlement costs for claims reported to date suggests that potential savings from case estimates in relation to the award component could be of the order of 25%. AICFL’s own analysis also suggests that historically there have also been savings which have typically varied between 20% and 30%. Furthermore, we have assessed whether the cost of claims reported up to and including 31 March 2016 has deteriorated (or improved) compared to our prior estimate (as at 31 March 2015). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 29 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 The table below shows that there has been no deterioration compared to the estimates we previously adopted and are currently adopting (both of which have already made allowance for a 25% saving on case estimates). This analysis lends further support to the view that the allowance we have made for the extent of redundancy in case estimates of 25% is reasonable and is borne out by the actual experience. We have maintained our assumption for the level of redundancy in case estimates on currently reported claims at 25% at this valuation (March 2015: 25%). This assumption is only applied to the case estimates for the claim award, i.e. it is not applied to plaintiff/other costs or defence costs. Table 3.1: Change in cost of claims during 2015/16 financial year ($m) – claim award component only Current year Prior year reported Figures in $ millions Total reported claims claims Estimates for pending claims at 31 March 0.0 94.6 94.6 2015 (undiscounted) Paid amounts in year to 31 March 2016 83.1 58.1 141.2 Estimates for pending claims at 31 March 54.2 25.7 79.9 2016 (undiscounted) Incurred Cost in the financial year 137.3 (10.8) 126.5 The table above shows that there has been a $10.8m saving in the case estimates for claims that were reported prior to 31 March 2015. It should be noted that making allowance for savings from case estimates is expected to have a more significant impact on the near term cash flows and a lesser impact on the longer-term cashflows, with more than 95% of the cost of pending claims expected to be settled within the next six years. 3.9 Insurance Recoveries Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold. In applying the insurance programme we consider only the projected gross cashflows relating to product and public liability claims. We split out product liability cashflows from public liability cashflows as they are covered by different sections of the insurance policy under different bases: © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 30 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • Product liability claims are covered by an aggregate policy which provides cover for all product liability claims costs attached to any one year up to an overall aggregate limit for that year; and • Public liability claims are covered by an “each and every loss” policy which provides cover for each public liability claim up to an individual claim limit for that year. Historical analysis of the claims data suggests that approximately 97.5% of all liability claims by cost have been product liability claims. We make no allowance for the Workers Compensation cashflows in estimating the Insurance Recoveries, as the insurance programme only provides insurance cover to product and public liability exposures. 3.9.1 Programme overview Until 31 March 1985, the Liable Entities had in place General and Products liability insurance policies with a $1m primary policy layer. In addition, until 31 May 1986, the Liable Entities maintained further excess “umbrella” insurance policies, with varying retentions and policy limits. That is, the insurance policies paid all costs arising from claims with exposure in a specified year from the retention up to the relevant policy limit. All claim costs in relation to a given exposure year in excess of the limit would be retained by the Liable Entities. Product liability claims were insured under these insurance policies on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis. These insurance policies were placed amongst a number of insurance providers on a claims occurring basis. From 31 May 1986, the insurance policies were placed on a claims made basis in relation to asbestos-related product and public liability cover. In summary, the insurance policies were placed as follows: • For the period up to June 1976, the insurance policies were written on a claims occurring basis. The insurance was provided by QBE but the cover provided by these policies was commuted in June 2000 for a consideration of $3.1m per annum for the following 15 years (through to 30 June 2014). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 31 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • For the period from June 1976 to 31 May 1986, the insurance policies were written on a claims occurring basis. CE Heath acted as the underwriting agent and insured the risk in Australia and also into Lloyd’s of London and the London Market. However, during this period CE Heath Underwriting & Insurance (Australia) Pty Ltd (CEH U&I) also insured some of the risk, reinsuring their placement on a facultative basis. • For the period 31 May 1986 to 31 March 1989, the insurance policies were written on a claims-made basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London Market. • For the period 31 March 1989 to 31 March 1997, the insurance policies were written on a claims-made basis. However, CE Heath Casualty & General Insurance Ltd (later HIH Casualty & General) acted as the insurer of the programme and reinsured it on a facultative basis into Lloyd’s of London and the London Market. CE Heath Casualty & General Insurance Ltd retained some share on some of the layers. 3.9.2 Modelling insurance recoveries on the claims occurring programme Our methodology for projecting the future insurance recoveries to be collected by AICFL involves the following steps: • Identify the current contract positions for each insurance policy year. This assumes that all monies due have been collected, and does not allow for the impact of commutations that have taken place. • Allocate the projected future gross cashflows to individual insurance policy years using an allocation basis that has been determined by reference to the exposure methodology used to project future claim numbers and also using a “period of exposure” and “time on risk” allocation. • This gives a projection of how the insurance programme is utilised over time. This method allows us to: • evaluate the total insurance recoveries due by payment year; • determine how the insurance recoveries due will be assigned to each layer and therefore to each insurer; and © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 32 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • identify and allow for when the individual layers are projected to be fully exhausted. We then make an additional adjustment to the projected recoveries to exclude those projected future insurance recoveries that are assigned to the participations of insurers who have already commuted their coverage with AICFL and the Liable Entities or insurers who have settled the coverage by way of a Scheme of Arrangement. 3.9.3 Commutations and HIH Commutations have been entered into by AICFL, but these commutations have involved the payment of a lump sum amount, rather than an annual cashflow amount paid over a period of time. In these circumstances, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries will fall due. We have assumed that all monies have been paid in relation to insurance recoveries for the claims occurring period from HIH. Any future proceeds from HIH are not expected to be material. We have made no allowance or adjustment for any future commutations. 3.9.4 Schemes of Arrangement For the claims occurring period, where a claim filed against a company under a Scheme of Arrangement has been accepted and payment made, we have assumed that the insurance liabilities of that company to the Liable Entities have been fully discharged and no further recoveries fall due. 3.9.5 Unpaid insurance recoveries We have not included within our liability estimate any allowance for insurance recoveries under the claims occurring period that are due but have not yet been collected (“unpaid balances”). We are advised that such monies amount to approximately $5m at 31 March 2016. These amounts are more appropriately dealt with as being debtors of AICFL. 3.9.6 Claims made insurance protection from 31 May 1986 onwards Insurance protection purchased from 31 May 1986 onwards was placed on a “claims made” basis and as such may not provide protection or recoveries against the cost of future claim notifications made by claimants against the Liable Entities. For the purpose of this Report, we have made no allowance for the value of insurance policies placed from 1986 onwards in our liability assessment. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 33 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3.9.7 Bad and doubtful debt allowance on Insurance Recoveries We have made allowance for bad and doubtful debts on future Insurance Recoveries within our valuation by use of the default rates specified in Appendix A. These have been sourced from Standard & Poors’ 2014 Annual Global Corporate Default Study and Rating Transitions, April 2015 and they are based on bond default rates. We have considered the credit rating of the insurers of the Liable Entities as at March 2016 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer. Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available, we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment. 3.10 Cross-claim recoveries A cross-claim can be brought by, or against, one or more Liable Entities. Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of the claims experience. Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined. To the extent that the Liable Entities are successful in joining such other parties to a claim, the contribution to the settlement by the Liable Entities will reduce accordingly. Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the gross award based on historical experience of such recoveries. Our analysis and assumptions selected are summarised in Section 9.5. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 34 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 3.11 Discounting cashflows Cashflows are discounted on the basis of yields available at the valuation date on Commonwealth of Australia fixed interest Government Bonds (“Commonwealth Government Bonds”) of varying coupon rates and durations to maturity (matched to the liability cashflows), with a long-term discount rate of 6.00% per annum assumed. It should be recognised that the yield curves and therefore the discount rates applied can vary considerably between valuations and can, and do, contribute significant volatility to the present value of the liability at different valuation dates. There have been minor variations in observed yields on Commonwealth Government Bonds in the last twelve months. Our approach to the determination of the discount rates is unchanged from the approach adopted at 31 March 2015, and is: • For years 1 to 16, zero coupon spot rates were determined by reference to the prices, coupons and durations of Commonwealth Government Bonds; • For years 19 and onwards, we have selected a uniform long-term discount rate of 6.00% per annum; and • For years 17 and 18, we have selected spot rates that “linearly interpolate” between the year-16 rate and the year-19 rate (of 6.00%). Our selected assumptions are summarised in Section 9.4. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 35 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4 Claims Experience: Mesothelioma Claim Numbers 4 4.1 Overview The following chart shows the number of mesothelioma claims reported by year of notification. Figure 4.1: Number of mesothelioma claims reported annually 450 412 397 400 369 350 305 309 300 276 270 265 268 259 250 219 217 200 182 189 162 150 100 50 0 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Note: Throughout Sections 4 to 9, the date convention used in tables and charts is that (for example) 2008/09 indicates the financial year running from 1 April 2008 to 31 March 2009. Furthermore, unless clearly identifying a calendar year, the label “2008” in charts or tables would indicate the financial year running from 1 April 2008 to 31 March 2009. After three successive years of reductions in claims reporting from 2008/09 to 2011/12, the number of mesothelioma claims increased significantly over the subsequent three years, rising from 259 in 2011/12 to 412 in 2014/15. Claims reporting in 2015/16 moderated slightly to 397 claims, and was broadly in line with expectations of 400 claims. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 36 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.1.1 Monthly analysis of notifications We have examined the number of mesothelioma claims reported on a monthly basis to better understand the nature of the claims experience observed on an annual basis. Figure 4.2: Monthly notifications of mesothelioma claims 50 45 40 35 30 25 20 15 10 5 0 10 — 10—10—11 11—11 — 11 12 — 12 12—12—13 — 13 13—13—14 — 14—14—14—15—15 15 — 15 16 -Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan It is observed that: • The number of claims reported in 2015/16 (397 claims) has been 1% below our previous expectations (400 claims) and 4% below the level observed in 2014/15 (412 claims). • In January 2016, AICF received 18 mesothelioma claims, the lowest number received over the 2015/16 year and the lowest number reported in a given month since December 2012. • In November 2015, AICFL received 45 mesothelioma claims, the highest number ever received in one month. • In 2015/16, eight months of the year had 30 or more claims reported and three months had 40 or more claims in the month. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 37 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.1.2 Rolling averages We have reviewed the number of mesothelioma claims reported on a monthly basis and reviewed the rolling 3-month, 6-month and 12-month averages in recent periods. Figure 4.3: Rolling annualised averages of mesothelioma claim notifications 500 450 400 350 claims 300 of 250 Number 200 150 100 50 0 09—09 — 09—09 10—10 — 10—10 11 — 11 11—11 — 12—12 12—12 — 13—13 13 — 13—14—14 14—14—15 — 15—15 15—16 -Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan 3 month 6 month 12 month It can be seen that the current annualised rolling averages at 31 March 2016 are between 332 (3-month average) and 397 (12-month average). Over the past two years, the 3-month, 6-month and 12-month averages have increased, ranging from 314 to 460 claims per annum. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 38 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.2 Profile of mesothelioma claims 4.2.1 Claims by State We have analysed the number of mesothelioma claim notifications by the State in which the claim is filed. Figure 4.4: Number of mesothelioma claims by State 450 400 350 claims 300 of 250 200 Number 150 100 50 0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification NSW Vic WA Qld SA & Other Historically NSW contributed approximately 50% of all claims reported. Since 2004/2005 this proportion has declined and remained relatively stable, with NSW now contributing around 45% of all claims by number (although a higher proportion of mesothelioma claims by cost). It is of note that for 2015/16 relative to 2014/15, claims reporting increased in NSW, Victoria and Queensland; whilst claims reporting fell in WA and SA. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 39 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.2.2 Direct claims and cross-claims The following chart shows the number of claims notified by year of notification and separately as between claims brought by claimants (which we refer to as ‘direct claims’) and claims brought by other defendants, some of which are brought a number of years after the claim was first notified (these claims we refer to as ‘cross claims’). Figure 4.5: Number of mesothelioma claims by type of claim 450 400 87 82 350 300 85 250 56 90 54 68 59 50 67 200 59 64 150 48 53 325 315 39 284 249 100 211 208 211 218 219 192 134 136 153 160 50 123 0 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Direct claims Cross claims It can be seen that the increase in claim numbers that were observed in 2012/13 was primarily a function of a higher number of cross-claims being brought by other corporations and by State and Federal Government Entities. The higher level of cross claims has continued with the number of cross claims reported in the last three financial years at a similar level to 2012/13. This adds further support to our valuation assumption made at 31 March 2013 that an increased rate of co-joining/cross-claiming should be assumed to be a permanent feature of the claims experience. NSW is currently the primary source of cross claims (making up approximately 65% of the total number of cross claims in 2015/16). In 2013/14, there was a material increase in the number of direct claims most notably from NSW, SA and WA. This higher level of direct claims continued in 2014/15 and in 2015/16 (although noting a slight decrease in direct claims reported in 2015/16 driven by a decrease in SA and WA). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 40 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.2.3 Number of defendants The following chart shows the number of claims notified by year of notification and by number of defendants. Figure 4.6: Number of mesothelioma claims by number of defendants (direct claims only) 350 16 300 21 31 19 25 250 26 61 64 13 15 51 200 18 16 24 12 23 25 150 58 63 53 40 100 217 205 188 119 118 115 128 50 0 2009 2010 2011 2012 2013 2014 2015 1 defendant 2 defendants 3 defendants 4 or more defendants The number of claims reported involving only the Liable Entities (i.e. single-defendant claims) has seen a slight decrease in 2015/16, following two successive years of material increases (in absolute terms). Claims in which the Liable Entities are the only defendants to the claim are typically associated with higher average claim sizes whilst claims involving multiple defendants typically involve the Liable Entities paying 60% or less of the total settlement (see Section 7.2). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 41 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.2.4 Age profile of claimants The following chart shows the proportion of claims notified by year of notification and by age of claimant. Figure 4.7: Number of mesothelioma claims by age of claimant 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification <40 40—50 50—60 60—70 70—80 80+ The proportion of claims reported involving claimants over the age of 70 has gradually increased, evident by the downwards trends in the chart from left to right. In absolute terms, the number of claims arising from claimants aged 70 years or older rose by 93% from 140 in 2011/12 to 270 in 2015/16. The number of claims arising from claimants aged 60 years or younger rose by 19% from 27 in 2011/12 to 32 in 2015/16. The growth in overall mesothelioma claim numbers has therefore primarily arisen from claimants aged 70 or older. The higher proportion (and number) of claims involving claimants over 70 years of age has been a contributor to the stability in average claim sizes experienced in the last ten years (thereby acting to offset other claims inflation drivers) and the reductions in average claim sizes in the last three years. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 42 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.2.5 Delay from diagnosis to notification The chart below measures the time-lag (in days) from diagnosis to notification. The chart shows that direct claims are reported more quickly than cross-claims. Direct claims have typically taken between 5 months and 8 months to be reported after diagnosis of mesothelioma. Figure 4.8: Delay from diagnosis of mesothelioma to notification of claim against the Liable Entities 700 notification 600 and 500 diagnosis 400 between 300 (days) lag 200 Average 100 0 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Cross Direct In 2014/15, there was a speeding up in reporting of claims. This was more noticeable in the first three quarters of the financial year, and may have in part been attributable to concerns pertaining to the implementation of the Approved Payment Scheme (which was announced on 15 September 2014). On 27 February 2015, AICFL announced that it would not be proceeding with the implementation of the Approved Payment Scheme after it reached agreement with the NSW Government to amend the loan facility provided to AICFL by the NSW Government. In 2015/16, the delay from diagnosis to notification has reverted to a similar level to that observed in 2013/14. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 43 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.3 External statistics on mesothelioma claims incidence The following chart compares the total number of mesothelioma cases reported (diagnosed) nationally to the number of mesothelioma claims received by the Liable Entities. The “year” is calendar year for the national cases (i.e. 2012 is the year running from 1 January 2012 to 31 December 2012); whilst for the Liable Entities it is the financial year (i.e. 2012 is the year running from 1 April 2012 to 31 March 2013). It should be noted that the two sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. Figure 4.9: Number of mesothelioma cases reported nationally compared to the number of claims received by the Liable Entities 800 80% 700 70% 600 60% 500 50% 400 40% 300 30% 200 20% 100 10% 0 0% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Number of cases nationally Claims received by the Liable Entities Liable Entities as % of national cases (RHS) Sources: Australian Cancer Incidence and Mortality book for Mesothelioma, Australian Institute of Health and Welfare, updated February 2014 for 2000-2010 Annual Report of the Australian Mesothelioma Registry for 2011 and onwards The annual number of mesothelioma cases diagnosed nationally was relatively stable for the period 2007 to 2014 varying between 661 to 713 cases. In calendar year 2014, the number of cases diagnosed nationally fell to 641. It is notable that the 2013 calendar year saw an increase of 101 incidents from 575 (as reported in the 2013 Australian Mesothelioma Registry Report) to 676 (as reported in the 2014 Australian Mesothelioma Registry Report). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 44 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 As a consequence, it is possible that the national level of mesothelioma for 2014 has an element of under-reporting. It should be noted that not all cases of mesothelioma result in a claim being brought in Common Law. Furthermore, even if a claim is brought, not all claims will involve the Liable Entities. Looking at the experience in NSW in more detail, the following chart compares the number of cases of mesothelioma in NSW with the number of claims brought in the Dust Diseases Board of New South Wales (DDB) and the number of claims brought against the Liable Entities under common law. For the DDB data, the “year” is financial year (i.e. 2012 is the year running from 1 July 2012 to 30 June 2013). It should be noted that the three sets of data correspond to different definitions of year and so are not directly comparable and some caution should be exercised. Figure 4.10: Number of mesothelioma cases reported in NSW 250 200 150 100 50 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Claims received by the Liable Entities New cases certified by DDB NSW number of cases Sources: NSW Central Cancer Registry Reporting Module, 2010 for 2003-2009. Australian Mesothelioma Registry for 2011-2014. Total number of cases in NSW not identified for 2010. Workers Compensation (Dust Diseases) Board Annual Report, 2014/15 (Appendix 16). From 2012/13 through to 2014/15, there has been a steady increase in both the number and proportion of claims that the Liable Entities had brought against them compared to the total number of cases of mesothelioma in NSW in total. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 45 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 4.4 Base valuation assumption for number of mesothelioma claims Cross-claim experience in 2015/16 remained stable at the level observed over the prior three years. Given the assumption made in our March 2013 valuation (that this feature of cross-claims experience may continue into future years), experience to date since has provided support for this decision. The actual claims experience in 2015/16 has been in line with expectations for 2015/16 in relation to overall mesothelioma claim numbers and thus has provided no evidence for a higher level of claims reporting being assumed in 2016/17. Equally, the experience has provided no support for a reduction in the levels of claims reporting to be assumed. In this context, we have maintained our assumption of 400 claims for 2016/17. There remains material uncertainty in relation to this assumption and it is possible that claims activity could increase next year, or fall next year. Depending on the outcome, further changes to the valuation assumptions and therefore to the valuation results may be necessary in future periods. Such changes could be material. As a consequence of the above noted uncertainties, further volatility in relation to the valuation result should be anticipated for at least the next few years. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 46 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 5 Claims Experience: Claim numbers (non-mesothelioma) 5 5.1 Overview The table below shows the number of claims reported by year of notification and by disease category. Table 5.1: Number of claims by disease type Year of notification Asbestosis Lung Cancer ARPD & Other Wharf Workers 2001 93 24 30 17 59 2002 90 36 41 15 52 2003 101 26 27 10 36 2004 121 34 26 6 62 2005 103 32 17 6 33 2006 161 36 31 7 44 2007 171 28 43 8 46 2008 163 40 44 11 59 2009 120 40 43 3 61 2010 140 13 36 9 30 2011 110 15 36 6 30 2012 128 33 38 7 27 2013 117 26 49 15 32 2014 144 25 39 11 34 2015 93 18 29 11 29 2001-2015 1,855 426 529 142 634 All Years 2,199 585 728 211 1,361 5.2 Asbestosis claims For asbestosis, the three years of claims reporting from 2006/07 to 2008/09 saw claims reporting activity reasonably stable, at between 161 and 171 claims. The years 2009/10 to 2013/14 saw claims reporting reduce, varying between 110 and 140 claims. In 2014/15, claims reporting increased to 144 claims although this reverted back to 93 claims in 2015/16. The experience in 2015/16 was the lowest level of asbestosis claims reported since 2002/03. There is some evidence that the high level of claims reporting in 2014/15 was due in part to an acceleration of claim lodgements and that this had consequential effects to the low level of claims reporting in 2015/16. As a consequence, in selecting our assumption for 2016/17, we have taken the average of the last two years as a base level. We have assumed 120 asbestosis claims will be reported in 2016/17. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 47 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 5.3 Lung cancer claims The number of lung cancer claims reported has typically been between 25 and 40 claims per annum. However, reporting in 2010/11 and 2011/12 was substantially lower, at 13 and 15 claims respectively. In 2014/15, the number of claims reported was 25. In 2015/16, the number of claims reported has fallen to 18. We have assumed 24 lung cancer claims will be reported in 2016/17. 5.4 ARPD & Other claims The number of ARPD & Other claims, has typically been between 30 and 45 over the last nine years, although in 2013/14 the number of claims reported was the highest observed historically, at 49 claims. In 2014/15, the number of claims reported was 39. In 2015/16, the number of claims reported has fallen to 29. We have assumed 36 ARPD & Other claims will be reported in 2016/17. 5.5 Workers Compensation and Wharf claims The number of Workers Compensation claims, including those met in full by the Liable Entities’ Workers Compensation insurers, has historically exhibited some degree of volatility. However claims reporting activity has been relatively stable in the most recent six years ranging from 27 claims to 34 claims. In 2015/16 there were 29 claims reported, in 2014/15 there were 34 claims reported and in 2013/14 there were 32 claims reported. We have assumed 33 Workers Compensation claims will be reported in 2016/17. It should be noted that the financial impact of this source of claim is not substantial to the Liable Entities given the proportion of claims which are settled for nil liability against the Liable Entities (typically above 90%), which results from the insurance arrangements in place. For Wharf claims, there have been 11 claims reported in each of the last two years. We have assumed 12 claims will be notified in 2016/17. Again, the financial impact of this source of claim is not currently significant. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 48 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 5.6 Summary of base claims numbers assumptions (including mesothelioma) In forming a view on the numbers of claims projected to be reported in 2016/17, we have taken into account the emerging experience in the latest financial year and a revised view of the expected numbers of claims reported based on recent trends. As outlined in Sections 4 and 5, our assumptions as to the number of claims to be reported in 2016/17 are as follows: Table 5.2: Claim numbers experience and assumptions for 2016/17 2014/15 2015/16 2015/16 H1 2015/16 H2 2015/16 2016/17 actual actual (annualised) (annualised) expected Assumption Mesothelioma 412 397 418 376 400 400 Asbestosis 144 93 82 104 144 120 Lung Cancer 25 18 18 18 27 24 ARPD & Other 39 29 26 32 42 36 Wharf 11 11 14 8 12 12 Worker 34 29 34 24 33 33 Total 665 577 592 562 658 625 Annualised figures do not make allowance for any seasonality of reporting. They are calculated by multiplying the half-year experience by a factor of 2. 2015/16 Expected is the assumption selected for 2015/16 in our previous valuation report. 5.7 Baryulgil Almost half of the claims settled which relate to asbestos mining activities at Baryulgil (as discussed previously in Section 1.2.3) have been settled with no liability against the Liable Entities; and for the remaining settled claims, the Liable Entities have typically borne one-third to one-half of the settlement amount, reflecting the contribution by other defendants to the overall settlement (including those which have since been placed in liquidation). For the purposes of our valuation, we have estimated there to be 12 future claims reported, comprising 6 mesothelioma claims, 3 other product and public liability claims and 3 Workers Compensation claims. We have assumed average claims and legal costs, net of Workers Compensation insurances, broadly in line with those described in Section 7. Our projected liability assessment at 31 March 2016 of the additional provision (for claims not yet reported) that could potentially be required is an undiscounted liability of $3.7m and a discounted liability of $3.1m, all of which is deemed to be a liability of Amaca. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 49 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 6 Exposure and Latency Experience and Incidence Pattern Assumptions 6 6.1 Exposure information 6.1.1 Average exposure period The following chart shows the derivation of, and support for, the assertion that claims have resulted from, on average, approximately 16 years of exposure. Figure 6.1: Mix of claims by duration of exposure (years) 100% 19 90% 80% 18 70% (years) 60% 17 50% Exposure 40% 16 30% 20% 15 Average 10% 0% 14 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification 0—5 5—10 10—15 15—20 20—25 25—30 30—35 35—40 40+ Average Exposure It can be seen that generally the average duration of exposure has varied between 14 years and 18 years and is currently 15.5 years. 6.1.2 Exposure information from claims notified to date We have reviewed the actual exposure information available for claims notified to date. This has been conducted by using the exposure dates stored in the claims database at an individual claim level and identifying the number of person-years of exposure in each exposure year. We have reviewed the pattern of exposure for each of the disease types separately, although we note that they all tend to follow a similar pattern. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 50 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 6.2: Exposure (person-years) of all Liable Entities’ claimants to date 6,000 5,000 4,000 3,000 2,000 1,000 0 1920 1923 1926 1929 1932 1935 1938 1941 1944 1947 1950 1953 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013 Exposure year ARPD & Other Asbestosis Lung Cancer Mesothelioma Note: This chart has included worker and wharf claims using the disease types related to those claims. The chart shows that, currently, the peak year of exposure for claims reported to date is in 1970. It should be recognised that there is a degree of bias in this analysis in that the claims notified to date will tend to have arisen from the earlier periods of exposure. Over time, we expect the right-hand side of this curve to develop and the peak year of exposure to trend towards the early-1970s to mid-1970s, and an increase in the absolute level at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis. The relatively low level of exposure from 1987 onwards (about 5% of the total) is not unexpected given that all products ceased being manufactured by the Liable Entities by 1987. The exposure after that date likely results from usage of products already produced and sold before that date. The chart above is a cumulative chart of the position to date and does not show temporal trends in the allocation of claims to exposure years. For example, one would expect that more recently reported claims should be associated with, on average, later exposures; and that claims reported in future years would continue that trend towards later exposure periods. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 51 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 To understand better these temporal trends, we have modelled claimants’ exposures for each past claim report year. The chart below shows the analysis for mesothelioma claims only. Figure 6.3: Exposure (person years) of all mesothelioma claimants to date by report year and exposure period 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification 1930-1939 1940-1949 1950-1959 1960-1969 1970-1975 1976-1980 1981-1985 1986 onwards As can be seen in the chart above, there has been a general increasing shift towards the exposure period after 1970, evident by the downwards trends in the chart from left to right indicating that an increasing proportion of the claimants’ exposure relates to more recent exposure periods. For example, pre-1970 exposures made up 55% of mesothelioma claims exposures in 2005/06 but only 35% of claims exposures in 2015/16. We would expect that such a trend should continue for some time to come and that an increasing proportion of the exposure (in relation to future reported claims) will relate to the period 1981/82 to 1985/86. 6.2 Latency period of reported claims Our latency model for mesothelioma assumes the latency period from the average date of exposure is normally distributed with a mean latency of 35 years and a standard deviation of 10 years. We have analysed the actual latency period of the reported claims of the Liable Entities in order to test the validity of these assumptions. We have measured the average actual latency period from the average date of exposure to the date of notification of a claim. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 52 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 In strict epidemiological terms, the latency period should be measured from the date of first exposure to the date of diagnosis. Because our model utilises latency assumptions from the average date of exposure, the latency period reported in the following charts is not directly comparable with that referred to in epidemiological literature. As indicated in Section 6, the average period of exposure for claimants against the Liable Entities is approximately 16 years. This means the actual latency period from the date of first exposure is approximately 8 years greater than indicated in the following charts. Furthermore, given that the date of notification lags the date of diagnosis by approximately 6 to 8 months for mesothelioma and by approximately 2 years for non-mesothelioma disease types, the latency trends shown in the following charts might slightly overstate the latency to diagnosis. The charts below show the average latency observed for claims reported in each report year from 2000/01 to 2015/16, and the 25th percentile and 75th percentile observations. Figure 6.4: Latency of mesothelioma claims 50 500 report 45 450 in 40 400 reported 35 350 30 300 claims of claims 25 250 of year 20 200 Number (years) 15 150 10 100 period 5 50 0 0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Latency Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported The above chart indicates that the observed average latency period from the average exposure is currently approximately 43 years for mesothelioma. Epidemiological studies tend to suggest that the observed latency period (from first exposure) for mesothelioma is between 4 and 75 years, with an average latency of around 35 to 40 years and an implied standard deviation of approximately 11 years. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 53 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Given the average period of exposure is 16 years, this implies our mean latency assumption from the date of first exposure is approximately 43 years (being 35 +  1/2*16). Our model therefore generally accords with epidemiological literature and, if anything, assumes slightly longer latencies than epidemiological studies suggest. At present, given that we are approximately 40 to 45 years after the main period of exposure, claims currently being reported reflect a broad mix of claims of varying latency periods. Accordingly, any analysis of the observed average latency period of reported claims during the most recent 5 to 10 report years: • Should provide a good indicator of the underlying average latency period of each disease type; and • Should have shown an upwards trend given the reduction in exposure in the late 1970s and 1980s. Over the past ten years, the observed average latency of mesothelioma claims reported in a report year has increased from 37 years to 43 years, increasing at a rate of about 0.6 years with every year that passes. The observed average latency of claims reported in future report years should also be expected to show a further upward trend in the coming years. The currently observed standard deviation of the latency period is 7.5 years. The claims experience to date and the assumptions selected seem to accord with epidemiological research in relation to mesothelioma, once the relevant adjustments to standardise onto a consistent terminology are made. The trend in latency periods for other disease types is shown in the following charts. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 54 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 6.5: Latency of asbestosis claims 60 180 report 50 150 in reported 40 120 claims 30 90 of claims of year (years) 20 60 Number period 10 30 0 0 Latency 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported Figure 6.6: Latency of lung cancer claims report 60 60 in 50 50 reported 40 40 claims of claims 30 30 of year (years) 20 20 Number period 10 10 0 0 Latency 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 55 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 6.7: Latency of ARPD & Other claims 50 50 report 45 45 in 40 40 reported 35 35 30 30claims of claims 25 25 of year 20 20 Number (years) 15 15 10 10 period 5 5 0 0 Latency 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Average latency of reported claims 25th percentile latency of reported claims 75th percentile latency of reported claims Number of claims reported The average observed latency periods for the other disease types show a more surprising trend, appearing to be longer than epidemiological literature has tended to suggest. A summary of our underlying latency assumptions by disease type are shown below. The mean and standard deviation values quoted are applied to a normal distribution model for the latency period. Table 6.1: Assumed underlying latency distribution parameters from average date of exposure to date of notification Standard Mean latency deviation of (years) latency (years) Mesothelioma 35 10 Asbestosis 35 8 Lung Cancer 35 10 ARPD & Other 32 10 Wharf n/a n/a Workers compensation n/a n/a These assumptions are unchanged from the previous valuation. An indication of how different assumptions would affect the incidence curve and therefore the number of IBNR claims is as follows: • A higher mean latency period would increase the peak period of claims reporting (i.e. a higher number of IBNR claims). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 56 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • A lower standard deviation would lead to a faster decay in the number of claims being reported after the peak period of claims reporting (i.e. fewer IBNR claims). 6.3 Modelled peak year of claims 6.3.1 Modelled assumptions (excluding mesothelioma) Based on the application of our exposure model and our latency model, and the assumptions contained explicitly or implicitly within those models, as described in detail in Section 3.4, the peak year of notification of claims reporting against the Liable Entities for each disease type (excluding mesothelioma) is modelled to be as follows: Table 6.2: Modelled peak year of claim notifications Current valuation Previous valuation Asbestosis 2008/09 2008/09 Lung Cancer 2010/11 2010/11 ARPD & Other 2007/08 2007/08 Wharf 2000/01 2000/01 Workers Compensation 2007/08 2007/08 These modelled assumptions are unchanged and reflect no changes to the exposure data and no changes to the latency model assumptions at this time. We note that whilst the “modelled peak” derived from our model is as shown above, this does not automatically translate to, nor does it imply that, the “highest claims reporting year” will be those years. This is because variation from year to year is expected due to normal ‘statistical variation’ in claim numbers. 6.3.2 Potential future considerations and impact on future valuations for mesothelioma claims reporting At 31 March 2014, we modified the incidence pattern for mesothelioma to reflect the heightened claims reporting that emerged in 2013/14. We adopted a peak period of reporting of 2014/15 to 2016/17. That change in incidence pattern has been maintained at the current valuation given that actual experience has been broadly in line with expectations for 2015/16. Should mesothelioma claims reporting continue to escalate, further valuation responses in future years may be necessary. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 57 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Such responses would also likely lead to the need to make additional adjustments to the longer-term incidence pattern assumptions and those changes could be material to the valuation result. The experience from 2012/13 to 2015/16 has created additional uncertainty in setting valuation assumptions for mesothelioma claim numbers and this means that we expect additional valuation volatility for the next few years. That additional volatility is likely to remain until such time as sufficient experience has been gathered to determine if the recent claims experience was aberrational or is a more permanent feature of future levels of mesothelioma claims reporting. 6.4 Pattern of future claim notifications assumed 6.4.1 Mesothelioma The following chart shows the pattern of future notifications which have resulted from the application of our methodology as described in Section 6.3. Figure 6.8: Projected future claim notifications for mesothelioma 425 400 375 350 325 300 claims 275 of 250 225 Number 200 175 150 125 100 75 50 25 0 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030 2033 2036 2039 2042 Year of notification © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 58 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 6.4.2 Other disease types We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for each disease type for 2016/17 as summarised in Section 5.6. The following chart shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our revised expectations of claims reporting activity for 2016/17. Figure 6.9: Projected future claim notifications for other disease types 200 175 150 claims 125 of 100 Number 75 50 25 0 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030 2033 2036 2039 2042 Year of notification Asbestosis Lung Cancer ARPD & Other Wharf Worker © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 59 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7 Claims Experience: Average Claims Costs and Average Legal Costs 7 7.1 Overview We have analysed the average claim awards, average plaintiff/other costs and average defendant legal costs by disease type in arriving at our valuation assumptions. The table below shows how the average settlement cost for non-nil attritional claims has varied by client settlement year. All data have been converted into mid 2015/16 money terms using a historical base inflation index of 4% per annum. We refer to these amounts as “inflated average attritional awards” in the charts and tables that follow. The average amounts shown hereafter relate to the average amount of the contribution made by the Liable Entities, and does not reflect the total award payable to the plaintiff unless this is clearly stated to be the case. In particular, for Workers Compensation the average award reflects the average contribution by the Liable Entities for claims in which they are joined but relates only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy. Table 7.1: Average attritional non-nil claim award (inflated to mid 2015/16 money terms) Client Settlement Mesothelioma Asbestosis Lung Cancer ARPD & Other Wharf Workers Year Compensation 2003 350,273 162,878 176,874 149,704 167,068 170,024 2004 318,997 114,435 168,574 114,393 113,637 195,760 2005 302,443 104,172 80,393 105,309 115,441 179,187 2006 309,509 118,580 120,080 114,003 167,333 135,215 2007 305,908 107,632 150,234 64,575 64,742 357,783 2008 350,620 112,828 111,068 117,799 190,359 72,376 2009 312,240 126,754 128,448 111,675 74,487 127,122 2010 318,052 103,835 166,976 87,824 61,998 0 2011 334,612 126,751 146,282 114,197 89,014 1,052,873 2012 328,490 137,709 131,567 97,691 39,578 95,613 2013 336,957 106,453 112,183 105,248 112,287 21,632 2014 313,480 103,112 139,633 73,863 83,225 72,800 2015 294,048 99,691 115,507 98,684 134,774 0 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 60 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.2 Mesothelioma claims In setting our assumption for mesothelioma, we have considered average attritional awards over the past 3, 4 and 5 years. Figure 7.1: Average attritional awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for mesothelioma claims (excluding large claims) 400,000 400 350,000 350 300,000 300 cost 250,000 250 claims 200,000 200 of Average 150,000 150 100,000 100 Number 50,000 50 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- Settlement year 15 16 Valn Valn Inflated Average Attritional Award Number of non-nil settlements The chart shows the historical variability in average claim sizes for mesothelioma, i.e. from $294,000 to $351,000 in mid 2015/16 money terms. The average of the past three years is $314,000; the average of the past four years is $317,000 and the average of the past five years is $319,000. The experience in 2015/16 was 12% below expectations. Taking all of the above factors into consideration, we have adopted a valuation assumption of $320,000 for mesothelioma claims in mid 2015/16 money terms. This assumption represents a 4% reduction in inflation-adjusted terms. We have been advised by AICF that changes to the Wrongs Act in Victoria will result in damages being awarded for gratuitous services (also referred to as Sullivan vs. Gordon) (see Section 1.3.3 of this report for further explanation). We have allowed for this impact by applying an additional loading of approximately $70,000 per claim for Victorian claims, based on past experience of the cost of Sullivan vs Gordon in NSW. As claims from Victoria contribute around 30% of mesothelioma claims by number, this has resulted in an overall loading of $20,000 per claim across all mesothelioma claims. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 61 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Accordingly, our overall average size assumption for mesothelioma claims is $340,000. Table 7.2: Average mesothelioma claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 315,000 333,900 31-Mar-16 n/a 340,000 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. It is worth noting the variation between the cost of direct claims and cross claims and between the number of defendants in a “direct claim”. Figure 7.2: Average attritional awards (inflated to mid 2015/16 money terms) split between Direct claims and Cross claims 450,000 400,000 350,000 300,000 250,000 cost 200,000 Average 150,000 100,000 50,000 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Direct claims Cross claims © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 62 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 7.3: Average attritional awards (inflated to mid 2015/16 money terms) by number of defendants for Direct claims 600,000 500,000 400,000 cost Average 300,000 200,000 100,000 0 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year 1 defendant 2 defendants 3 defendants 4 or more defendants Average mesothelioma claim sizes payable by the Liable Entities have fallen in recent years. It can be seen from the above charts that this has occurred both for single-defendant cases (where the Liable Entities pay 100% of the award) and multi-defendant cases (where the Liable entities are on average paying less than 60% of the total amount awarded to the claimant). The reduction in average claim sizes is primarily a result of the lower proportions of mesothelioma claimants under the age of 60 (see Figure 4.7 of this report). This has resulted in a lower proportion of mesothelioma claims costing $500,000 or more. The variability of average mesothelioma claim sizes by decade of age is shown in Figure 9.4 of this report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 63 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.3 Asbestosis claims For asbestosis, it can be seen from Table 7.1 that the period since 2003/04 has had volatile average claim size experience, with average claim sizes ranging from $100,000 to $163,000 (in mid 2015/16 money terms). Figure 7.4: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for asbestosis claims 180,000 180 160,000 160 140,000 140 120,000 120 cost 100,000 100 claims 80,000 80 of Average 60,000 60 40,000 40 Number 20,000 20 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- 15 16 Settlement year Valn Valn Inflated Average Attritional Award Number of non-nil settlements The average of the past three years is $103,000; the average of the past four years is $112,000 and the average of the past five years is $115,000. In setting an assumption, we also note there has been one asbestosis claim settled for more than $1.6m in 2015/16 money terms (i.e. it is a “large claim” and is not shown in the above analysis). Taking all of the above factors into consideration, we have adopted a valuation assumption of $115,000 for asbestosis claims in mid 2015/16 money terms. This assumption represents a 6% decrease in inflation-adjusted terms. Table 7.3: Average asbestosis claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 115,000 121,900 31-Mar-16 n/a 115,000 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 64 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.4 Lung cancer claims The average award for lung cancer claims has exhibited some volatility in the past five years, although this is not unexpected given the small volume of claim settlements (approximately 15 to 30 claims per annum). Figure 7.5: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for lung cancer claims 180,000 45 160,000 40 140,000 35 120,000 30 cost 100,000 25 claims of 80,000 20 Average 60,000 15 40,000 10 Number 20,000 5 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- 15 16 Settlement year Valn Valn Inflated Average Attritional Award Number of non-nil settlements The average of the past three years is $122,000; the average of the past four years is $124,000 and the average of the past five years is $128,000. At this valuation, we have adopted an average award size of $130,000, which broadly represents the average observed experience in recent years but also takes into consideration the historic volatility in average cost of this disease type. This assumption represents a decrease of 9% in inflation-adjusted terms from our previous assumption. Table 7.4: Average lung cancer claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 135,000 143,100 31-Mar-16 n/a 130,000 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 65 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.5 ARPD & Other claims The average award size over the past nine years has been relatively stable, with the exception of the low average award sizes observed in 2007/08 and 2014/15. Figure 7.6: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for ARPD & Other claims 180,000 45 160,000 40 140,000 35 120,000 30 cost 100,000 25 claims of 80,000 20 Average 60,000 15 40,000 10 Number 20,000 5 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- 15 16 Settlement year Valn Valn Inflated Average Attritional Award Number of non-nil settlements For ARPD & Other claims, the average of the past three years is $93,000; the average of the past four years is $94,000 and the average of the past five years is $97,000. Taking all of the above factors into consideration, we have adopted a valuation assumption of $95,000 for ARPD & Other claims in mid 2015/16 money terms. This assumption represents a 6% decrease in inflation-adjusted terms. Table 7.5: Average ARPD & Other claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 95,000 100,700 31-Mar-16 n/a 95,000 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 66 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.6 Workers Compensation claims The average award for non-nil Workers Compensation claims has shown a large degree of volatility. Figure 7.7: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for Workers Compensation claims 400,000 8 350,000 7 300,000 6 cost 250,000 5 200,000 4 claims of Average 150,000 3 100,000 2 Number 50,000 1 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- 15 16 Settlement year Valn Valn Inflated Average Attritional Award Number of non-nil settlements It should be noted that the high average claim size in 2011/12 is due to one claim of $900,000 (in 2011/12 values). Furthermore, we understand that this claim payment was able to be recovered from the workers compensation insurer at a later date. There have been no non-nil claims settled in 2015/16. At this valuation, we have adopted an average award size of $147,500, which is broadly unchanged from our previous valuation. This assumption is not material to the overall liability given the high proportion of claims which are settled with no retained liability against the Liable Entities. Table 7.6: Average Workers Compensation claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 140,000 148,400 31-Mar-16 n/a 147,500 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 67 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.7 Wharf claims For wharf claims, the average of the past three years has been $112,000; the average of the past four years has been $100,000 and the average of the past five years has been $99,000. Figure 7.8: Average awards (inflated to mid 2015/16 money terms) and number of non-nil claims settlements for wharf claims 200,000 15 180,000 160,000 12 140,000 cost 120,000 9 claims 100,000 of 80,000 6 Average 60,000 40,000 3 Number 20,000 0 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Mar- Mar- 15 16 Settlement year Valn Valn Inflated Average Attritional Award Number of non-nil settlements The experience in 2008/09 was impacted by one large claim of almost $600,000 (in 2008/09 values). In the absence of this claim, the average claim size for that year would have been $117,000. We have adopted a valuation assumption of $106,000 in mid 2015/16 money terms which is unchanged from our previous valuation in inflation-adjusted terms. Given the small volume of wharf claims, this assumption is not financially significant to the overall results. Table 7.7: Average wharf claims assumptions Claim settlement year Valuation Report 2014/15 2015/16 31-Mar-15 100,000 106,000 31-Mar-16 n/a 106,000 Note: 2014/15 settlements are in 2014/15 dollars whilst 2015/16 settlements are in 2015/16 dollars. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 68 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.8 Mesothelioma large claim size and incidence rates There have been 63 mesothelioma claims settled with awards in excess of $1m in 2006/07 money terms. All of these claims are product and public liability claims. Figure 7.9: Distribution of individual large claims by settlement year 6,000,000 70 5,500,000 terms) 5,000,000 60 4,500,000 money 4,000,000 50 notification 3,500,000 at 2015/16 3,000,000 40 mid 2,500,000 claimant (in 2,000,000 30 of award 1,500,000 Age 1,000,000 20 Claim 500,000 0 10 199019961997199919992000200020002001200120012002200220022002200220042005200520052005200620062006200620062007200820082008200920092009200920092010201020102010201120112011201120122012201220132013201320132013201320132014201420142014201420142014201520152015 Year of settlement Inflated Claim Award Age of claimant at notification In aggregate these claims have been settled for $134.7m in mid 2015/16 money terms, at an average cost of approximately $2.14m. There have been two claims of more than $5.0m each in mid 2015/16 money terms. At the 31 March 2016 valuation, there are no large mesothelioma claims that are open. In selecting a large claim incidence rate, or expected annual number of large claims, we have analysed the number of large claims by year of notification. The chart below shows the number of claims that are currently assessed as large. We have separately shown the number of claims that have been settled and the number of claims that are yet to settle but are currently anticipated to be settled as a large claim; although we note that at this valuation, there are no such pending large claims. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 69 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 7.10: Number of mesothelioma large claims by year of notification 12 10 claims 8 of 6 Number 4 2 0 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Settled Pending We have assumed a future large claim incidence rate of 2.00% over all future years. This equates to an assumption of 8 large claims being received in 2016/17. The incidence rate assumption is reduced from our assumption of 2.50% at the previous valuation. For the average large claim size, we have adopted a valuation assumption of $2.14m in mid 2015/16 money terms which is in line with our previous assumption in inflation-adjusted terms. Implicitly, this allows for the occasional $5.0m claim at an incidence rate broadly equivalent to past experience (approximately one such claim every five years). As a consequence, the overall claim cost loading per non-nil mesothelioma claim (excluding legal cost allowances) to make allowance for large claims is $42,800 (being 2.00% x $2,140,000). This is a 20% reduction from our previous valuation assumption of $53,265 (in 2015/16 money terms) (being calculated as 2.50% x $2,010,000 x 1.06). In relation to legal costs, we have made an additional allowance for plaintiff legal costs to allow for those instances where such costs are made additional to, rather than included with, the claims award and also for defence costs. The actual incidence of, and settlement of, large claims is not readily predictable and therefore deviations will occur from year to year due to random fluctuations because of the small numbers of large claims (between 5 and 10 per annum). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 70 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 For other disease types, we observe that there has been (in 2015/16) one asbestosis claim which exceeds the “large claims threshold”. We have made implicit allowance for this claim in setting our attritional claim size assumption for that disease type. 7.9 Summary average claim cost assumptions The following table provides a summary of our average claim cost assumptions at this valuation, and those assumed at the previous valuation. Table 7.8: Summary average claim cost assumptions Current Previous Valuation Valuation Mesothelioma 340,000 333,900 Asbestosis 115,000 121,900 Lung Cancer 130,000 143,100 ARPD & Other 95,000 100,700 Wharf 106,000 106,000 Workers Compensation 147,500 148,400 Average Size: Average Size: Mesothelioma Large $2.14m. $2.13m. Claims (award only) Frequency: Frequency: 2.00% 2.50% Note: Both the current valuation assumption and the previous valuation assumption are expressed in 2015/16 money terms. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 71 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.10 Defence legal costs 7.10.1 Non-nil claims The average defence legal costs for non-nil claims by settlement year have been relatively stable over the last ten years for mesothelioma, asbestosis and ARPD & Other. The average defence costs for lung cancer have shown a greater degree of variability, although this is not unexpected given the small volume of claim settlements (approximately 15 to 30 claims per annum). Figure 7.11: Average defence legal costs (inflated to mid 2015/16 money terms) for non-nil claims settlements by settlement year 50,000 45,000 40,000 Cost 35,000 30,000 Defence 25,000 20,000 Average 15,000 10,000 5,000 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. For mesothelioma and asbestosis, defence legal costs have averaged between $16,000 and $20,000 over the past three to five years. For lung cancer, the average of the past three years is $14,000; the average of the past four years is $15,000 and the average of the past five years is $18,000. For ARPD & Other, the average of the past three to five years is around $19,000. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 72 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.10.2 Nil claims The average defence legal costs for nil claims by settlement year has been volatile for all disease types. For mesothelioma, the volatility is a consequence of low nil settlement rate, meaning that there may be 20 to 30 nil claims in any year. For the other disease types, the number of nil claims might typically be of the order of 10 claims per annum for each disease type. Figure 7.12: Average defence legal costs (inflated to mid 2015/16 money terms) for nil claims settlements by settlement year 140,000 120,000 Cost 100,000 Defence 80,000 60,000 Average 40,000 20,000 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Mesothelioma Asbestosis Lung cancer ARPD & Other Note: The chart does not include average defence costs for Wharf and Worker claims due to the smaller number of claims involved and the variability that exists as a consequence. 7.10.3 Large claims We have made a separate allowance for defendant legal costs of $90,000 per large claim. The average defence legal costs across all 63 large claims has been $143,000 although this has generally been trending downwards over time. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 73 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 7.11 Summary average defendant legal costs assumptions The following table provides a summary of our defendant legal costs assumptions at this valuation, and those assumed at the previous valuation. Table 7.9: Summary average defendant legal costs assumptions Current Valuation Previous Valuation Non Nil Nil Non Nil Nil Claims Claims Claims Claims Mesothelioma 20,000 20,000 20,800 21,800 Asbestosis 17,000 12,000 18,200 14,500 Lung Cancer 27,500 8,500 33,200 7,800 ARPD & Other 21,000 12,000 23,300 11,900 Wharf 23,000 2,000 23,300 2,100 Workers Compensation 15,000 1,500 15,600 2,600 Mesothelioma Large 90,000 83,000 Note: Both the current valuation assumption and the previous valuation assumption are expressed in 2015/16 money terms. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 74 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8 Claims Experience: Nil Settlement Rates 8 8.1 Overview We have analysed the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil). The table below shows the observed nil settlement rates by disease type and by settlement year. Table 8.1: Nil settlement rates Client Mesothelioma Asbestosis Lung Cancer ARPD & Wharf Workers Settlement Year Other Compensation 2003 7% 4% 23% 12% 63% 96% 2004 9% 8% 23% 9% 0% 94% 2005 11% 10% 28% 19% 20% 95% 2006 14% 10% 26% 38% 0% 96% 2007 13% 9% 31% 19% 72% 85% 2008 8% 9% 24% 13% 0% 95% 2009 8% 8% 29% 2% 14% 83% 2010 6% 6% 41% 14% 0% 100% 2011 10% 7% 32% 11% 0% 67% 2012 9% 16% 23% 20% 40% 99% 2013 3% 8% 3% 13% 20% 99% 2014 9% 11% 12% 8% 9% 97% 2015 6% 6% 25% 10% 8% 100% © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 75 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.2 Mesothelioma claims The following chart shows the number of claims settled for nil cost, the total number of claims settled and the implied nil settlement rate for each settlement year. Figure 8.1: Mesothelioma nil claims experience 450 20% 400 350 15% Rate claims 300 of 250 200 10% Settlement Number 150 Nil 5% 100 50 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Nil settlement rate In considering the future nil settlement rate assumption, we note the following: • The nil settlement rate for the past three years has averaged 6.1%, for the past four years has averaged 6.8% and for the past five years has averaged 7.2%. Each of these is significantly impacted by the 3% rate observed in 2013/14. • The nil settlement rate for the 2013/14 year at 3% has been the lowest nil settlement rate observed historically. • During the past six years, the nil settlement rate has exhibited considerably volatility varying between 3% and 10%. • The nil settlement rate for 2015/16 was 6.3% and compared with our assumption (at 31 March 2015) of 7.5%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 7.0%, a decrease from our previous valuation assumption of 7.5%. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 76 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.3 Asbestosis claims As with mesothelioma, the historical asbestosis nil settlement rate has been volatile. Figure 8.2: Asbestosis nil claims experience 200 50% 180 160 40% 140 Rate claims 120 30% of 100 80 20% Settlement Number 60 Nil 40 10% 20 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Series3 In considering the future nil settlement rate assumption, we note the following: • The nil settlement rate for the past three years has averaged 9%, for the past four years has averaged 11% and for the past five years has averaged 10%. • The nil settlement rate for 2015/16 at 6% is the lowest nil settlement rate in the past 12 years, noting that the nil settlement rate for 2010/11 was also at 6%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 8.5%, a decrease from our previous valuation assumption of 9.0%. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 77 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.4 Lung cancer claims Given the small volumes of claims, volatility in the nil settlement rate for lung cancer claims is to be expected. Figure 8.3: Lung cancer nil claims experience 60 60% 50 50% 40 40% Rate claims of 30 30% Settlement Number 20 20% Nil 10 10% 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Nil settlement rate In considering the future nil settlement rate assumption, we note the following: • The nil settlement rate for the past three years has averaged 12%, for the past four years has averaged 14% and for the past five years has averaged 18%. Each of these is significantly impacted by the 3% rate observed in 2013/14; • The nil settlement rate for the 2013/14 year at 3% has been the lowest nil settlement rate in the past 15 years; • During the past six years, the nil settlement rate has exhibited considerably volatility varying between 3% and 41%. • The nil settlement rate for 2015/16 was 25% and this compared with our assumption (at 31 March 2015) of 15%. Taking all of these factors into consideration, we have assumed a future nil settlement rate of 20%, an increase from our previous assumption of 15%. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 78 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.5 ARPD & Other claims As with other disease types, there has been significant volatility in the historical nil settlement rate, given the low numbers of claims for this disease. Figure 8.4: ARPD & Other nil claims experience 50 50% 40 40% claims 30 30%Rate of 20 20% Settlement Number Nil 10 10% 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Nil settlement rate The nil settlement rate for the past three years has averaged 10%, for the past four years has averaged 13% and for the past five years has averaged 13%. We have selected 13% as our nil settlement rate assumption. This is unchanged from our previous valuation assumption of 13%. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 79 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.6 Workers Compensation claims The nil settlement rates for Workers Compensation claims have been high and reflect the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance has been relatively stable since 1997/98, typically varying between 80% and 100%. The nil settlement rate has been in excess of 90% for seven of the past ten years, and it has been above 80% for nine out of the past ten years. Figure 8.5: Workers Compensation nil claims experience 150 100% 90% 120 80% 70% Rate claims 90 60% of 50% 60 40% Settlement Number 30% Nil 30 20% 10% 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Nil settlement rate We have selected 97% as our nil settlement rate assumption, an increase from our previous valuation assumption of 95%. The overall financial impact of this assumption is not material. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 80 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.7 Wharf claims During the past six years, the nil settlement rate has exhibited considerably volatility for wharf claims, varying between 0% and 40%. The nil settlement rate for the past three years has averaged 12%, for the past four years it has averaged 18% and for the past five years it has averaged 17%. Figure 8.6: Wharf nil claims experience 20 100% 18 90% 16 80% 14 70% Rate claims 12 60% of 10 50% 8 40% Settlement Number 6 30% Nil 4 20% 2 10% 0 0% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement year Number of nil claims Number of settlements Nil settlement rate We have selected a nil settlement rate assumption of 18%, a decrease from our previous valuation assumption of 20%. Given the low volume of claims activity for wharf claims, this assumption is highly subjective but is also not material to the overall liability assessment. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 81 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 8.8 Summary assumptions The following table provides a summary of our nil settlement rate assumptions at this valuation, and those assumed at the previous valuation. Table 8.2: Summary nil settlement rate assumptions Current Previous Valuation Valuation Mesothelioma 7.0% 7.5% Asbestosis 8.5% 9.0% Lung Cancer 20.0% 15.0% ARPD & Other 13.0% 13.0% Wharf 18.0% 20.0% Workers Compensation 97.0% 95.0% © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 82 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 9 Economic and Other Assumptions 9 9.1 Overview The two main economic assumptions required for our valuation are: • The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs. • The discount rate adopted for the present value determinations. These are considered in turn in Sections 9.2 to 9.4. We also discuss the basis of derivation of other assumptions, being: • The cross-claim recovery rate; and • The pattern of settlement of future reported claims and pending claims. 9.2 Claims inflation We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on: • An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and • A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation. 9.2.1 Base inflation basis Ideally, we would aim to derive our long term base inflation assumptions based on observable market indicators or other economic benchmarks. Unfortunately, such indicators and benchmarks typically focus on inflation measures such as CPI (e.g. CPI index bond yields and RBA inflation targets). We have derived our base inflation assumption from CPI based indicators together with long term CPI / AWOTE relativities. 9.2.2 CPI assumption We have considered two indicators for our CPI assumption: • Market implied CPI measures. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 83 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • RBA CPI inflation targets. We have measured the financial market implied expectations of the longer-term rate of CPI by reference to the gap between the yield on Commonwealth Government Bonds and the real yield on Commonwealth Government CPI index-linked bonds. The chart below shows the yields available for 10-year Commonwealth Government Bonds and Index-linked bonds. The gap between the two represents the implied market expectation for CPI at the time. Figure 9.1: Trends in Bond Yields 10 9 8 7 6 (%) 5 Yield 4 3 2 1 0 1996—1997—1998 — 1999 2000—2001 — 2002 2003—2004 — 2005 2006—2007 — 2008 2009 — 2010—2011 2012—2013—2014—2015—2016 -Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan Jan 10-year bond Index linked bond Implied CPI Source: Reserve Bank of Australia It can be seen that the implied rate of CPI has varied between 1.5% per annum and 4.2% per annum during the past 10 years. At 31 March 2016, the effective annual yield on long-term Commonwealth Government Bonds was 2.6% per annum (31 March 2015: 2.5% per annum) and the equivalent effective real yield on long-term index-linked bonds was approximately 1.1% per annum (31 March 2015: 0.6% per annum). This implies current market expectations for the long-term rate of CPI are of the order of 1.5% per annum. In considering this result we note that: • The yield on both nominal and CPI-linked Commonwealth Government Bonds is driven by supply and demand. The yields on both, and their relativity, are subject to some volatility. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 84 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • The RBA’s long term target is for CPI to be maintained between 2% and 3% per annum. • The implied CPI rate stayed consistently above 3.2% per annum from March 2006 to September 2008, peaking at almost 4.2% in May 2008. • Since October 2008, the implied rate of CPI has remained below 3.0% per annum. • Since April 2015, the implied rate of CPI has generally decreased from a level of 1.9% in April 2015 to 1.5% in March 2016. Weighing this evidence together suggests a long term CPI inflation benchmark of 2.50% to 3.00% per annum, albeit that in the near term rates might be lower. 9.2.3 Wages (AWOTE) / CPI relativity The following chart summarises the annualised rate of AWOTE and CPI inflation, and their relativity, for the 1971 to 2015 period. The years shown in the chart are calendar years. Figure 9.2: Trends in CPI and AWOTE 35% 14% 30% 12% 25% 10%% CPI 20% 8%—15% 6% AWOTE 10% 4% 5% 2% Difference 0% 0% -5% 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 -2% -10% -4% CPI AWOTE AWOTE—CPI Sources: Reserve Bank of Australia, Australian Bureau of Statistics In considering the above, we note: • The period from 1995 reflects largely a continuous period of economic growth which may not be reflective of longer term trends. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 85 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • The longer periods cover a range of business cycles, albeit that the period from 1971 includes the unique events of the early 1970’s (i.e. general inflationary pressures, both locally and worldwide, and the impact of high oil prices owing to the Oil Crisis in 1973). Allowing for these factors, the historical data suggests a CPI / AWOTE relativity, or gap, of approximately 1.75% to 2.00% per annum. Given a longer term CPI benchmark of 2.50% to 3.00%, this suggests a longer-term wage inflation (AWOTE) assumption of 4.25% to 5.00% p.a. 9.2.4 Impact of claimant ageing and non-AWOTE inflation effects The overall age profile of claimants is expected to rise over future years with the consequent impact that, other factors held constant, claim amounts should tend to increase more slowly than average wage inflation (excluding any societal changes, e.g. changes in retirement age). This is due to both reduced compensation for years of income or life lost, and a tendency for post-retirement age benefits to increase at a rate closer to CPI than AWOTE. Furthermore, we note that: • some heads of damage, such as general damages and compensation for loss of expectation of life, would typically be expected to increase at CPI or lower; • other heads of damage, including loss of earnings, would be expected to increase at AWOTE (ignoring the ageing effect); and • medical expenses and care costs would be expected to increase in line with medical cost inflation which in recent years has been considerably in excess of AWOTE. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 86 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 9.3: Age profile of mesothelioma claimants by report year 100 90 80 y = 0.5086x + 65.922 claimant 70 60 of Age 50 40 30 20 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Year of notification Minimum age 25th percentile Median age 75th Percentile Maximum age Linear (Median age) The chart indicates that the median age of mesothelioma claimants is increasing. The claims experience does not indicate a considerable increase in the number (or proportion) of younger claimants. By way of illustration, the proportion of claimants below the age of 60 has reduced from 24% in 2003/04 to 8% in 2015/16. The chart indicates that the trend for all of the lines in the graph is upwards, indicating that the age profile of claimants is typically increasing. The chart also indicates that the median age of claimants is increasing by approximately 0.51 years each year, with the median age now in excess of 73 years. Figure 9.4 shows how average claim size varies by decade of age. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 87 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 9.4: Average mesothelioma claim settlement amounts by decade of age (inflated to mid-2015/16 money terms) 1,600,000 1,400,000 1,200,000 award 1,000,000 800,000 Average 600,000 400,000 200,000 0 30—40 40—50 50—60 60—70 70—80 80—90 90—100 Age band of claimant The analysis suggests that the average mesothelioma award reduces by approximately 30% for each increasing decade of age when considering the typical age range of the claimants (i.e. over 60 years of age), although it can be seen that the rate of reduction in award sizes by decade of age decreases after 60 years of age. Weighing these various factors together, and allowing for the relative mix of claims between mesothelioma and non-mesothelioma, we consider that a reasonable assumption for the deflationary allowance for the impact of increases in the average age of claimants upon average sizes is approximately 0.75% to 1.00% per annum. Taking all of these factors into account, we have adopted a long-term base inflation assumption of 4.25% per annum. This assumption is therefore set after having taken into account the negative effect of ageing upon claims awards. This is unchanged from our previous long-term assumption for base inflation. 9.2.5 Adjustments to base inflation assumptions in the short term With the current prevailing economic conditions, including lower yields and implied lower outlook for inflation measures, we consider it appropriate to select lower short term assumptions for base inflation. In the short term, we have reduced the base inflation adopted for 2016/17 and 2017/18 by 75 basis points relative to the longer-term assumptions (i.e. 3.5% per annum). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 88 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 For 2018/2019 we have reduced the base inflation assumption by 50 basis points relative to the longer-term assumptions (i.e. 3.75% per annum), and for 2019/20 we have reduced the base inflation assumption by 25 basis points relative to the longer-term assumptions (i.e. 4.00% per annum). We have assumed that the long-term rates of base inflation will apply from 2020/21 onwards. Table 9.1 summarizes the base inflation assumptions we have selected for the current and previous valuations Table 9.1: Base inflation assumptions Current Previous Valuation Valuation 2015/16 n/a 3.75% 2016/17 3.50% 4.00% 2017/18 3.50% 4.25% 2018/19 3.75% 4.25% 2019/20 4.00% 4.25% Long-term 4.25% 4.25% These assumptions apply both to claims awards and legal costs. 9.3 Superimposed inflation 9.3.1 Overview Superimposed inflation is a term used by actuaries to measure the rate at which claims escalate in excess of a base (usually wage) inflation measure. As a result, superimposed inflation is a “catch-all” for a range of potential factors affecting claims costs, including (but not limited to): • Courts making compensation payments in relation to new heads of damage; • Courts changing the levels of compensation paid for existing heads of damage; • Advancements in medical treatments – for example, this could lead to higher medical treatment costs (e.g. the cost of the use of new drug treatments); • Allowance for medical costs to rise faster than wages because of the use of enhanced medical technologies; © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 89 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • Changes in life expectancy; • Changes in retirement age – this would have the potential to increase future economic loss awards; • Changes in the relative share of the liability to be borne by the Liable Entities’ (which we refer to as “the contribution rate”) and changes in the number of defendants joined in claims; and • Changes in the mix of claims costs by different heads of damage. Additionally, we have considered the potential for these factors to be offset to some extent by: • The potential for existing heads of damage to be removed, or for the contraction of these heads of damage; and • The effect of an ageing population of claimants on the rate of inflation of overall damages, a component of which relates to economic loss. We have already made some allowance for this by way of an adjustment to the base inflation assumption. Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been relatively stable in recent years (after adjusting for wage inflation). However, the emergence of new or expanding heads of damage does not tend to proceed smoothly but progresses in “steps”, depending on the outcome of legislative and other developments. 9.3.2 Analysis of past rates of superimposed inflation We have reviewed the rate of inflation of claims costs by settlement year for the past 18 years for mesothelioma claims. We have assessed this by analysing uninflated claim costs and therefore Figure 9.5 measures the trend in the total rate of claims inflation. Figure 9.5 can then be used to determine the rate of inflation of claim awards over and above base inflation (i.e. measuring the rate of superimposed inflation) in any one year or an annualised rate of superimposed inflation over a longer term. The rate of inflation of claims costs measured by this chart therefore includes the negative effect of ageing upon claim awards. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 90 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 9.5: Average mesothelioma awards of the Liable Entities (uninflated) 350,000 300,000 (uninflated) 250,000 size 200,000 claim 150,000 Average 100,000 50,000 0 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Settlement Year From Figure 9.5, we have the following observations in relation to the rate of total claim inflation (i.e. including both base inflation and superimposed inflation) of the Liable Entities’ share of claims awards: • Between 1998/99 and 2001/02, claims inflation of the Liable Entities’ share of mesothelioma claims awards averaged approximately 22.9% per annum. • Between 2001/02 and 2008/09, claims inflation of the Liable Entities’ share of mesothelioma claims awards averaged approximately 0.7% per annum. • Between 2008/09 and 2015/16, claims inflation of the Liable Entities’ share of mesothelioma claims awards averaged approximately 1.4% per annum. • The average rate of claims inflation of the Liable Entities’ share of mesothelioma claims awards from 1998/99 to 2015/16 was approximately 4.59% per annum. This would imply superimposed inflation of around 0.25% per annum. The actuarial approach for this report is to take an average view for superimposed inflation to be applied over the long-term, noting that there will necessarily be deviations from this average on an annual basis and that cashflows are projected for the next 50 or more years. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 91 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Furthermore, in considering the future rate of claim inflation, we have had regard to some of the recent court decisions and the impact they can have either directly or indirectly upon claim settlements, as well as a relatively lower level of large claim settlements in the most recent year. Weighing all of the evidence together, and in particular recognising that the period since 2001/02 has generally been benign and may not therefore be reflective of a longer-term assumption, we have adopted an assumed long-term rate of future superimposed inflation of claims awards of 2.25% per annum. This is unchanged from our previous assumption. There is no superimposed inflation applied to legal costs. The outcome of this assumption is a “superimposed inflation allowance” of approximately $300m on a discounted central estimate basis. The majority of this “superimposed inflation allowance” arises in the projected cashflows from 2020 to 2040. 9.4 Discount rates: Commonwealth bond zero coupon yields We have calculated the zero coupon yield curve at 31 March 2016 underlying the prices, coupons and durations of Commonwealth Government Bonds for the purpose of discounting the liabilities for this report. The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with the Institute of Actuaries of Australia’s Professional Standard PS300 and is also consistent with our understanding of the Australian accounting standards. The chart below shows the assumptions for the current valuation and the previous valuation. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 92 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 9.6: Zero coupon yield curve by duration 7.00% 6.00% 5.00% 4.00% 3.00% 2.00% 1.00% 0.00% 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 term long Yield Curve at 31 March 2016 Yield Curve at 31 March 2015 9.5 Cross-claim recovery rates The following chart shows how the experience of cross-claim recoveries has varied over the last five years, both in monetary terms and expressed as a percentage of gross payments. Figure 9.7: Cross-claim recovery experience 4,500,000 4.50% 4,000,000 4.00% 3,500,000 3.50% 3,000,000 3.00% 2,500,000 2.50% 2,000,000 2.00% 1,500,000 1.50% 1,000,000 1.00% 500,000 0.50%—0.00% 2011/12 2012/13 2013/14 2014/15 2015/16 Cross-Claim Recoveries Other Recoveries Recovery rate (%) Cross claim recoveries have reduced year on year since 2012/13, both in absolute terms and as a percentage of gross payments. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 93 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 We have assumed that future levels of cross-claim recoveries will be 1.5% of claims awards. This is a decrease from the previous valuation assumption of 2.0% at 31 March 2015. 9.6 Settlement Patterns Triangulation methods are used to derive the past pattern of settlement of claims and are used in forming a view on future settlement patterns. The following triangles provide an illustrative example of how we perform this: Figure 9.8: Settlement pattern derivation for mesothelioma claims: paid as % of ultimate cost Yr of Notification 0 1 2 3 4 5 6 7 8 1996 47.2% 96.1% 96.5% 99.2% 99.2% 99.2% 99.2% 99.2% 99.2% 1997 33.3% 71.0% 71.0% 71.6% 71.6% 78.3% 81.1% 90.2% 97.1% 1998 50.2% 82.2% 87.1% 87.4% 90.8% 90.8% 96.1% 97.4% 100.0% 1999 60.9% 92.2% 92.3% 92.5% 95.3% 96.3% 99.3% 100.0% 100.0% 2000 60.3% 90.0% 95.7% 97.4% 99.4% 100.0% 100.0% 100.0% 100.0% 2001 51.8% 88.2% 91.3% 94.4% 95.6% 98.5% 98.5% 98.5% 99.6% 2002 54.9% 90.3% 95.7% 98.7% 99.6% 99.9% 100.0% 100.0% 100.0% 2003 55.2% 90.6% 95.6% 99.4% 99.4% 100.0% 100.0% 100.0% 100.0% 2004 52.7% 93.9% 97.5% 98.6% 99.6% 100.0% 100.0% 100.0% 100.0% 2005 57.9% 92.3% 97.5% 97.5% 97.9% 99.4% 100.0% 100.0% 100.0% 2006 59.6% 90.6% 94.3% 96.7% 96.7% 96.7% 96.7% 96.7% 96.7% 2007 50.2% 92.0% 94.3% 94.6% 94.6% 94.8% 94.8% 94.8% 94.8% 2008 66.0% 94.5% 95.7% 97.3% 97.9% 98.0% 98.0% 98.0% 2009 57.7% 88.2% 92.6% 99.1% 99.3% 99.6% 99.9% 2010 71.3% 95.8% 99.0% 99.3% 99.4% 99.5% 2011 56.4% 95.7% 97.9% 98.5% 98.7% 2012 54.5% 95.7% 97.6% 98.0% 2013 64.3% 93.3% 98.1% 2014 64.5% 94.6% 2015 63.0% Figure 9.9: Settlement pattern derivation for non-mesothelioma claims: paid as % of ultimate cost Yr of Notification 0 1 2 3 4 5 6 7 8 1996 6.5% 22.6% 36.1% 53.3% 56.6% 56.6% 67.7% 83.2% 88.5% 1997 4.4% 36.4% 67.4% 72.7% 82.4% 85.6% 92.2% 97.8% 100.0% 1998 5.0% 43.9% 73.5% 78.0% 84.8% 91.9% 94.0% 99.6% 100.0% 1999 9.3% 56.3% 81.2% 89.9% 91.5% 96.6% 99.5% 100.0% 100.0% 2000 16.2% 47.2% 66.7% 82.7% 86.3% 89.3% 89.4% 89.4% 93.4% 2001 22.5% 56.4% 82.0% 85.3% 89.9% 92.3% 94.0% 97.1% 97.1% 2002 12.6% 59.5% 80.3% 87.7% 94.9% 97.2% 98.3% 99.0% 99.0% 2003 17.4% 68.5% 86.4% 92.2% 95.5% 99.0% 99.3% 99.3% 100.0% 2004 17.5% 58.9% 83.4% 92.6% 95.3% 96.6% 98.0% 98.0% 98.0% 2005 19.5% 81.3% 94.5% 98.0% 100.0% 100.0% 100.0% 100.0% 100.0% 2006 22.6% 72.1% 91.5% 94.6% 99.3% 99.9% 99.9% 99.9% 99.9% 2007 28.8% 83.1% 92.9% 99.5% 99.9% 99.9% 99.9% 99.9% 99.9% 2008 25.7% 83.2% 94.6% 96.2% 98.6% 98.9% 98.9% 98.9% 2009 39.5% 76.0% 92.1% 93.8% 94.0% 95.4% 97.8% 2010 25.9% 84.0% 95.0% 96.6% 99.2% 99.2% 2011 36.7% 89.7% 99.4% 99.5% 99.5% 2012 38.0% 87.4% 96.6% 98.1% 2013 28.1% 83.4% 94.9% 2014 28.3% 78.0% 2015 40.6% We have estimated the settlement pattern for future claim reporting as follows: © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 94 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Table 9.2: Settlement pattern of claims awards by delay from claim reporting Non-Delay (years) Mesothelioma mesothelioma 0 63.0% 32.0% 1 30.0% 50.0% 2 4.0% 12.0% 3 1.0% 2.0% 4 0.5% 0.5% 5 0.5% 0.5% 6 0.5% 1.0% 7 0.0% 1.0% 8 0.0% 0.5% 9 0.5% 0.5% These assumed settlements patterns have been modified slightly since our previous valuation, resulting in an assumption of a slight speeding up of both mesothelioma and non-mesothelioma claim settlements. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 95 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10 Valuation Results 10 10.1 Central estimate liability At 31 March 2016, our projected central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,904.1m (March 2015: $2,142.8m). We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment. The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation. Table 10.1: Comparison of central estimate of liabilities 31 March 2016 31 March 2015 $m $m Gross of Net of insurance Insurance insurance Net of insurance recoveries recoveries recoveries recoveries Total uninflated and 1,645.8 212.0 1,433.9 1,565.9 undiscounted cash-flows Inflation allowance 1,066.4 73.3 993.0 1,177.0 Total inflated and 2,712.2 285.3 2,426.9 2,742.9 undiscounted cash-flows Discounting allowance (575.0) (52.2) (522.8) (600.1) Net present value liabilities 2,137.2 233.1 1,904.1 2,142.8 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 96 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.2 Comparison with previous valuation In the absence of any change to the claim projection assumptions from our 31 March 2015 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $2,030.6m as at 31 March 2016, i.e. a reduction of $112.2m from our 31 March 2015 valuation result. This decrease of $112.2m is due to: • A reduction of $114.0m, being the net impact of expected claims payments (which reduce the liability) and the “unwind of discount” (which increases the liability and reflects the fact that cashflows are now one year nearer and therefore are discounted by one year less). • An increase of $1.8m resulting from changes to the yield curve between 31 March 2015 and 31 March 2016. Our liability assessment at 31 March 2016 of $1,904.1m represents a decrease of $126.5m, which arises from changes to the actuarial assumptions. The decrease of $126.5m is principally a consequence of: • Lower average claim sizes and defence legal cost assumptions across most disease types; • A reduction in the assumed number of large mesothelioma claims; • A reduction in the projected number of non-mesothelioma claims; • Lower claims inflation assumptions in the short-term (through to, and including, 2019/20); and • Favourable experience for claims that were pending at 31 March 2015. offset by • An allowance for the potential costs of Sullivan vs Gordon awards due to the amendments to the Wrongs Act in the State of Victoria. The following chart shows an analysis of the change in our liability assessments from 31 March 2015 to 31 March 2016 on a discounted basis. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 97 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 10.1: Analysis of change in central estimate liability (discounted basis) 2,200 2,150 2,100 $ m) 155.1 ( 2,050 1.8 41.1 30.8 estimate 2,000 6.0 1,950 129.0 34.5 central 82.7 1,900 20.9 1,850 2,142.8 2,030.6 Discounted 1,800 1,750 1,904.1 1,700 1,650 1,600 no/ rate—rate March legal (SvG) Other March pattern discount inflation 31 Payments and 31 of numbers at liability changes at 2015discount reforms 2016 in net settlement costs Claims (expected) Claim claims Claims incidence Liability Unwind Nil VIC Liability Net Net Change Expectedactuarial AverageNet Note: Green bars signal that this factor has given rise to an increase in the liability whilst light blue bars signal that this factor has given rise to a reduction in the liability. The following chart shows an analysis of the change in our liability assessments from March 2015 to March 2016 on an undiscounted basis. Figure 10.2: Analysis of change in central estimate liability (undiscounted basis) 3,000 2,900 $ m) 2,800 ( estimate 2,700 155.1 2,600 40.8 7.7 central 2,500 168.5 108.1 21.5 45.8 2,400 2,742.9 Undiscounted 2,300 2,587.8 2,200 2,426.9 2,100 2,000—/ rate and March (SvG) Other March liabilitypattern inflation 31 changes 31 Payments costs numbers claims at net at 2015 reforms 2016 Claims(expected) Claimincidencesettlement legal Claims Liability actuarial Nil Average VIC Liability Net Net Expectedno Net The undiscounted liability as of 31 March 2016 has decreased from $2,588m (based on the 31 March 2015 valuation) to $2,427m. This represents a decrease of $161m. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 98 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.3 Comparison of valuation results since 30 September 2006 We have analysed how our valuation results have changed since the Initial Report (as defined in the Amended Final Funding Agreement) at 30 September 2006. The table below shows the results over time. We have used the inflated and undiscounted results as the comparison. We consider this to be the most appropriate assessment as it removes the impacts of changes in discount rates and the “unwind of the discount”. Table 10.2: Comparison of valuation results since 30 September 2006 FY2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 Valuation result at end of previous financial year 3,169 2,811 3,027 3,124 2,906 2,661 2,525 2,513 2,805 2,743 Net payments made (actual) -32 -55 -91 -86 -76 -76 -86 -113 -121 -131 Expected valuation result (no actuarial changes) 3,137 2,756 2,936 3,038 2,830 2,585 2,439 2,400 2,684 2,612 Actual valuation at end of financial year 2,811 3,027 3,124 2,906 2,661 2,525 2,513 2,805 2,743 2,427 Impact of actuarial valuation changes -326 271 188 -132 -169 -60 74 405 59 -185 Cumulative changes since 30 September 2006 -326 -55 133 1 -168 -228 -154 251 310 125 Note: For FY2007, the starting valuation ($3,169m) is the valuation at 30 September 2006, not the valuation at 31 March 2006. The table shows that whilst there have been some years where there have been increases and some years where there have been decreases arising from changes to actuarial valuation assumptions, over the period from 30 September 2006 to 31 March 2016 the valuation has deteriorated by $125m (4% of the valuation contained in the Initial Report). In terms of net cashflows, actual net payments of $867m have been made since 30 September 2006. This compares with an estimate of $942m projected for the same period (1 October 2006 to 31 March 2016) in the valuation at 30 September 2006. After allowing for removal of the beneficial impact of HIH and other commutations ($73m), actual net cashflows have been approximately $2m (0.2%) below those projected in the valuation at 30 September 2006. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 99 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.4 Cashflow projections 10.4.1 Historical cashflow expenditure The following chart shows the monthly rate of expenditure by AICF relating to asbestos-related claim settlements over the past nine years. Figure 10.3: Historical claim-related expenditure of the Liable Entities 27 180 costs, 24 160 21 140 legal 18 120 m) 15 100 and ( $ 12 80 cashflow m) $ 9 60( (claims 6 40 net) 3 20 average recoveries) and and 0 0 -3 (20) annual cashflows (gross -6 (40) -9 (60) Rolling Monthly -12 (80) -15 (100) -18 (120)—2007 2007 — 2007 2008—2008 — 2008—2008 2009 — 2009 2009—2009 — 2010—2010—2010 2010—2011 — 2011—2011 2011—2012—2012—2012 — 2012 2013 — 2013—2013 2013 — 2014—2014 2014—2014 — 2015—2015 2015 — 2015 2016 -Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Payment month Claims and Legal Costs Recoveries Rolling 12 months gross expenditure Rolling 12 months net expenditure Gross cashflow payments in the 12 months to 31 March 2016 were $154.7m (FY15: $154.3m). Actual net cashflow in 2015/16 ($129.0m) was $26.1m (17%) lower than the net cashflow projected for 2015/16 ($155.1m) in our 31 March 2015 valuation report. In the absence of the HIH proceeds, actual net cashflow was $24.1m (16%) lower than the net cashflow projected for 2015/16. 10.4.2 Future cashflow projections Figure 10.4 shows the projected net cashflows underlying our current valuation and the projected net cashflow projection underlying our previous valuation at 31 March 2015. We have also indicated the actual annual net cashflows for all financial years since 2000/01 (the green bars) and the level of the actual net cashflows in the absence of HIH recoveries or commutation proceeds (the purple bars represent the incremental amount of those proceeds). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 100 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 10.4: Annual cashflow projections – inflated and undiscounted ($m) 180 Millions 150 AUD 120 90 60 30 0 /01 06 11 16 2126 31 36 41 46 5156 61 66 71 2000 / / / / /// / / / / / / / 2005 2010 2015 2020 2025 2030 2035 2040 2045 2050 2055 2060 2065 2070 Payment year Actual net cashflow HIH and commutation proceeds Current cashflow projection (March 2016) Previous cashflow projection (March 2015) The projected inflated and undiscounted cashflows underlying this chart are documented in Appendix B. Given the extremely long-tailed nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 101 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.5 Amended Final Funding Agreement calculations The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust. Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are: • Discounted Central Estimate; • Term Central Estimate; and • Period Actuarial Estimate. Table 10.3: Amended Final Funding Agreement calculations $m Discounted Central Estimate (net of cross-claim recoveries, 1,904.1 Insurance and Other Recoveries) Period Actuarial Estimate (net of cross-claim recoveries, gross 522.2 of Insurance and Other Recoveries) comprising: Discounted value of cashflow in 2016/17 164.1 Discounted value of cashflow in 2017/18 180.2 Discounted value of cashflow in 2018/19 177.9 Term Central Estimate (net of cross-claim recoveries, 1,896.7 Insurance and Other Recoveries) The actual funding amount due at a particular date will depend upon a number of factors, including: • the net asset position of the AICF Trust at that time; • the free cash flow amount of the James Hardie Group in the preceding financial year; and • the Period Actuarial Estimate in the latest Annual Actuarial Report. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 102 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 10.6 Insurance Recoveries Our liability valuation has made allowance for a discounted central estimate of Insurance Recoveries of $233.1m. This estimate is comprised as follows: Table 10.4: Insurance recoveries at 31 March 2016 Undiscounted central Discounted central $m estimate estimate Gross liability 2,712.2 2,137.2 Product liability recoveries 273.5 224.4 Bad and doubtful debt allowance (product) (6.2) (4.7) Public liability recoveries 18.2 13.6 Bad and doubtful debt allowance (public) (0.1) (0.1) Insurance recovery asset 285.3 233.1 Net liability 2,426.9 1,904.1 Insurance recovery rate 10.8% 11.1% Bad and doubtful debt rate 2.2% 2.0% Value of Insurance Policies per Facility Agreement 219.7 The combined bad and doubtful debt rate is 2.0% on a discounted basis (2015: 3.4%). The continued reduction in the rate of bad debt reflects the beneficial impact of the collection activity in relation to HIH since 2012/13 and the resolution of a Scheme of Arrangement for an insolvent insurer. The AICF Facility Agreement requires the Approved Actuary to calculate the discounted central estimate value of certain Insurance Policies, being those specified in Schedule 5 of the AICF Facility Agreement. At 31 March 2016, the discounted central estimate of the Insurance Policies, as specified in Schedule 5 of the AICF Facility Agreement, is $219.7m (March 2015: $237.9m). © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 103 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 11 Uncertainty 11 11.1 Overview There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include, but are not limited to: • Parameter error – this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience. • Model error – this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities. • Legal and social developments – this is the risk that the legal environment in which claims are settled changes relative to its current and historical position thereby causing significantly different awards. • Future actual rates of inflation being different from that assumed. • The general economic environment being different from that assumed. • Potential sources of exposure – this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims. In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure to become notified and then settled, compared with an average delay from exposure to settlement of 4-5 years for many other compensation-type liabilities such as Comprehensive Third-Party injury liabilities or other Workers Compensation liabilities. Specific forms of uncertainty relating to asbestos-related disease liabilities include: © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 104 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 • The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures; • The timing of the peak level and future pattern of incidence of claims reporting for mesothelioma, particularly in light of the high level of claims reporting activity in 2008/09, the lower levels of activity through to 2011/12 and the significant increases in claims reporting in the next three years through to 2014/15; • The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants; • The extent to which the Liable Entities will be joined in such future common law claims; • The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:—medical and epidemiological developments, including those relating to life expectancy in general;—court interpretations;—legislative changes;—changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);—public attitudes to claiming;—the potential for future procedural reforms in NSW and other States affecting the legal costs incurred in managing and settling claims;—potential third-wave exposures; and—social and economic conditions such as inflation. 11.2 Sensitivity testing As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions on future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 105 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we choose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation. We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors: • number of claims notified: 10% above and below our central estimate assumption (e.g. equating to 360 and 440 mesothelioma claims). • average claim cost of a non-nil claim: 5% above and below our central estimate assumption. • nil settlement rate: 2 percentage points above and below our central estimate assumption. • superimposed inflation: being 0% per annum or 4% per annum over all future years. • mesothelioma incidence pattern: we have tested two separate alternative outcomes: - Pattern 1 takes our central estimate pattern through to 2025/26 but assumes an increased rate of joining of the Liable Entities from 2026/27 onwards. - Pattern 2 takes pattern 1 and shifts it out by a further two years, i.e. mesothelioma claims reporting does not begin to reduce until after 2018/19. This also therefore impacts the incidence pattern for all years after 2018/19. There are other factors which influence the liability assessment and which could be sensitivity tested, including: • The cross-claim recovery rate; • The variation in timing of claim notifications (but with no change in the overall number of notifications); and • The pattern and delay of claim settlements from claim notification. We have not sensitivity tested these factors, viewing them as being of less financial significance individually. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 106 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 We have not sensitivity tested the value of Insurance Recoveries as uncertainties typically relate to legal risk and disputation risk, and it is not possible to parameterise a sensitivity test in an informed manner. We have not included a sensitivity test for the impact of changes in discount rates although, as noted in this Report, changes in discount rates can introduce significant volatility to the Discounted Central Estimate result reported at each year-end. 11.3 Results of sensitivity testing The chart below shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors. Although we have tested multiple scenarios of each assumption, one cannot gauge an overall potential range by simply adding these tests together. Accordingly, we have prepared a range based on a combination of factors. Figure 11.1: Sensitivity testing results – Impact around the Discounted Central Estimate (in $m) Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern (1) Mesothelioma incidence pattern (2) Combination (1) Combination (2) -1,000 -500 0 500 1,000 1,500 2,000 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 107 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Figure 11.2: Sensitivity testing results – Impact around the undiscounted central estimate (in $m) Base number of claims Average claim and legal cost size Nil settlement rate Superimposed inflation Mesothelioma incidence pattern (1) Mesothelioma incidence pattern (2) Combination (1) Combination (2) (1,000.00) (500.00)—500.00 1,000.00 1,500.00 2,000.00 2,500.00 The single most sensitive assumption shown in the chart is the peak period of claims reporting against the Liable Entities. Shifting the assumed period of peak claims reporting by a further 2 years for mesothelioma from that currently assumed of 2016/17 (i.e. assuming that claim reporting begins to reduce after 2018/19) together with increased claims reporting from 2026/27 onwards relative to current actuarial projections, could add approximately $560m (30%) on a discounted basis to our valuation (as shown in Figure 11.1 by the scenario labelled “mesothelioma incidence pattern (2)”). Table 11.1: Summary results of sensitivity analysis ($m) Undiscounted Discounted Central estimate 2,426.9 1,904.1 Low Scenario 1,659.0 1,350.8 High Scenario 4,706.3 3,432.6 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 108 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Whilst the table above indicates a range around the discounted central estimate of liabilities of -$553m to +$1,528m, the actual cost of liabilities could fall outside that range depending on the actual experience. We further note that these sensitivity test ranges are not intended to correspond to a specified probability of sufficiency nor are they intended to indicate an upper bound or a lower bound of all possible outcomes. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG 109 International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 APPENDICES © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 110 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 A Credit rating default rates by duration Rating Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11 Yr. 12 Yr. 13 Yr. 14 Yr. 15 AAA 0.00% 0.03% 0.14% 0.24% 0.36% 0.47% 0.53% 0.61% 0.67% 0.74% 0.77% 0.80% 0.84% 0.91% 0.98% AA+ 0.00% 0.05% 0.05% 0.11% 0.17% 0.23% 0.29% 0.35% 0.42% 0.48% 0.55% 0.62% 0.69% 0.77% 0.85% AA 0.02% 0.03% 0.09% 0.23% 0.38% 0.51% 0.64% 0.77% 0.87% 0.98% 1.07% 1.14% 1.26% 1.34% 1.42% AA- 0.03% 0.10% 0.20% 0.28% 0.37% 0.49% 0.56% 0.63% 0.69% 0.76% 0.84% 0.91% 0.94% 1.00% 1.06% A+ 0.06% 0.11% 0.23% 0.38% 0.51% 0.62% 0.75% 0.90% 1.06% 1.23% 1.40% 1.58% 1.79% 2.03% 2.23% A 0.07% 0.17% 0.26% 0.40% 0.54% 0.74% 0.94% 1.13% 1.35% 1.61% 1.82% 1.97% 2.10% 2.20% 2.40% A- 0.08% 0.20% 0.32% 0.46% 0.66% 0.86% 1.13% 1.33% 1.49% 1.63% 1.76% 1.90% 2.04% 2.16% 2.27% BBB+ 0.13% 0.36% 0.63% 0.91% 1.21% 1.54% 1.77% 2.01% 2.29% 2.56% 2.82% 2.98% 3.20% 3.50% 3.87% BBB 0.19% 0.49% 0.76% 1.18% 1.60% 2.01% 2.41% 2.81% 3.24% 3.67% 4.13% 4.55% 4.89% 5.01% 5.25% BBB- 0.30% 0.91% 1.63% 2.47% 3.29% 4.04% 4.71% 5.35% 5.87% 6.40% 6.97% 7.45% 7.90% 8.56% 9.01% BB+ 0.40% 1.18% 2.21% 3.26% 4.29% 5.33% 6.21% 6.86% 7.66% 8.43% 8.97% 9.56% 10.12% 10.56% 11.25% BB 0.64% 1.96% 3.87% 5.64% 7.31% 8.68% 9.93% 10.95% 11.90% 12.71% 13.54% 14.25% 14.59% 14.80% 15.08% BB- 1.09% 3.37% 5.76% 8.09% 10.11% 12.12% 13.75% 15.31% 16.60% 17.74% 18.61% 19.28% 20.04% 20.76% 21.39% B+ 2.23% 6.06% 9.82% 13.06% 15.53% 17.42% 19.15% 20.68% 22.08% 23.43% 24.48% 25.31% 26.09% 26.79% 27.41% B 4.29% 9.71% 14.04% 17.14% 19.53% 21.74% 23.26% 24.29% 25.16% 25.97% 26.73% 27.45% 28.11% 28.69% 29.39% B- 7.50% 14.50% 19.60% 23.20% 25.96% 28.10% 29.79% 30.89% 31.49% 32.04% 32.67% 33.22% 33.53% 33.89% 34.30% CCC+ 26.38% 35.58% 40.67% 43.77% 46.28% 47.24% 48.27% 49.06% 50.03% 50.73% 51.28% 51.94% 52.72% 53.38% 53.38% NR 3.87% 7.58% 10.79% 13.39% 15.49% 17.23% 18.69% 19.90% 20.98% 21.97% 22.79% 23.49% 24.13% 24.68% 25.22% L 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% R 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% Source: Standard & Poors’ 2014 Annual Global Corporate Default Study and Rating Transitions, April 2015. L relates to Lloyds’ of London and Equitas; NR relates to companies which are Not Rated; R relates to companies which have been subject to Regulatory Action regarding solvency. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 111 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 B Projected inflated and undiscounted cashflows ($m) Workers Workers Compensation Mesothelioma Asbestosis Lung Cancer ARPD & Other Legal and Other Compensation Legal and Other Wharf Legal and Cross Claim Payment Year Claims Claims Claims Claims Costs Claims Costs Wharf Claims Other Costs Baryulgil Recoveries Gross Insurance Net 2016 / 2017 136.1 9.9 3.0 2.7 14.8 0.2 0.1 0.7 0.2 0.4 2.3 165.7 18.0 147.7 2017 / 2018 151.5 12.7 2.8 3.1 16.0 0.2 0.1 1.0 0.2 0.4 2.6 185.4 21.1 164.3 2018 / 2019 151.5 13.8 2.9 3.3 15.7 0.2 0.1 1.0 0.2 0.4 2.6 186.5 21.1 165.4 2019 / 2020 146.1 13.3 2.8 3.1 15.2 0.2 0.1 1.0 0.2 0.3 2.5 179.7 19.6 160.0 2020 / 2021 143.0 13.0 2.7 3.0 14.3 0.1 0.1 0.9 0.2 0.3 2.4 175.3 20.1 155.2 2021 / 2022 139.6 12.8 2.7 2.9 13.7 0.1 0.1 0.8 0.2 0.3 2.4 170.8 20.0 150.8 2022 / 2023 134.4 12.5 2.7 2.8 12.9 0.1 0.1 0.7 0.2 0.2 2.3 164.3 20.3 144.0 2023 / 2024 126.7 12.1 2.6 2.7 12.3 0.1 0.1 0.7 0.1 0.2 2.2 155.4 20.1 135.3 2024 / 2025 118.2 11.6 2.6 2.6 11.5 0.1 0.1 0.6 0.1 0.2 2.0 145.5 19.5 125.9 2025 / 2026 109.3 11.0 2.5 2.4 10.4 0.1 0.0 0.5 0.1 0.2 1.9 134.7 18.8 115.9 2026 / 2027 97.2 10.3 2.4 2.3 9.3 0.1 0.0 0.5 0.1 0.1 1.7 120.6 13.2 107.3 2027 / 2028 88.7 9.6 2.2 2.1 8.3 0.1 0.0 0.4 0.1 0.1 1.5 110.1 10.2 99.9 2028 / 2029 82.2 8.8 2.1 1.9 7.5 0.1 0.0 0.3 0.1 0.1 1.4 101.7 7.9 93.9 2029 / 2030 75.6 8.0 1.9 1.7 6.8 0.1 0.0 0.3 0.1 0.1 1.3 93.3 7.9 85.4 2030 / 2031 69.0 7.3 1.8 1.5 6.1 0.1 0.0 0.2 0.0 0.1 1.2 84.9 7.6 77.3 2031 / 2032 62.4 6.5 1.6 1.4 5.4 0.1 0.0 0.2 0.0 0.1 1.1 76.6 7.2 69.4 2032 / 2033 56.0 5.8 1.5 1.2 4.7 0.1 0.0 0.2 0.0 0.1 1.0 68.5 6.7 61.8 2033 / 2034 49.8 5.1 1.3 1.0 4.1 0.1 0.0 0.1 0.0 0.0 0.9 60.7 6.2 54.6 2034 / 2035 43.9 4.4 1.2 0.9 3.5 0.0 0.0 0.1 0.0 0.0 0.8 53.4 5.4 48.0 2035 / 2036 38.3 3.8 1.0 0.8 3.0 0.0 0.0 0.1 0.0 0.0 0.7 46.5 3.4 43.1 2036 / 2037 33.2 3.3 0.9 0.7 2.6 0.0 0.0 0.1 0.0 0.0 0.6 40.2 1.7 38.6 2037 / 2038 28.5 2.8 0.8 0.6 2.2 0.0 0.0 0.1 0.0 0.0 0.5 34.5 1.5 33.0 2038 / 2039 24.3 2.4 0.7 0.5 1.8 0.0 0.0 0.0 0.0 0.0 0.4 29.3 1.3 28.0 2039 / 2040 20.5 2.0 0.6 0.4 1.5 0.0 0.0 0.0 0.0 0.0 0.4 24.7 1.1 23.5 2040 / 2041 17.1 1.6 0.5 0.3 1.2 0.0 0.0 0.0 0.0 0.0 0.3 20.6 1.0 19.6 2041 / 2042 14.2 1.3 0.4 0.3 1.0 0.0 0.0 0.0 0.0 0.0 0.2 17.0 0.8 16.2 2042 / 2043 11.7 1.1 0.3 0.2 0.8 0.0 0.0 0.0 0.0 0.0 0.2 14.0 0.7 13.3 2043 / 2044 9.5 0.9 0.3 0.2 0.7 0.0 0.0 0.0 0.0 0.0 0.2 11.4 0.6 10.8 2044 / 2045 7.7 0.7 0.2 0.1 0.5 0.0 0.0 0.0 0.0 0.0 0.1 9.1 0.5 8.7 2045 / 2046 6.1 0.6 0.2 0.1 0.4 0.0 0.0 0.0 0.0 0.0 0.1 7.3 0.4 6.9 2046 / 2047 4.9 0.4 0.1 0.1 0.3 0.0 0.0 0.0 0.0 0.0 0.1 5.8 0.3 5.5 2047 / 2048 3.8 0.3 0.1 0.1 0.3 0.0 0.0 0.0 0.0 0.0 0.1 4.5 0.3 4.3 2048 / 2049 3.0 0.3 0.1 0.0 0.2 0.0 0.0 0.0 0.0 0.0 0.1 3.5 0.2 3.3 2049 / 2050 2.3 0.2 0.1 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 2.7 0.2 2.6 2050 / 2051 1.8 0.2 0.1 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 2.1 0.1 2.0 2051 / 2052 1.3 0.1 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.6 0.1 1.5 2052 / 2053 1.0 0.1 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.2 0.1 1.1 2053 / 2054 0.8 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.1 0.8 2054 / 2055 0.6 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.7 0.0 0.6 2055 / 2056 0.4 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.0 0.5 2056 / 2057 0.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.4 0.0 0.3 2057 / 2058 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.3 0.0 0.3 2058 / 2059 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.0 0.2 2059 / 2060 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.0 0.1 2060 / 2061 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2061 / 2062 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2062 / 2063 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2063 / 2064 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2064 / 2065 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2065 / 2066 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2066 / 2067 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2067 / 2068 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2068 / 2069 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2069 / 2070 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2070 / 2071 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2071 / 2072 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2072 / 2073 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2073 / 2074 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2074 / 2075 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2075 / 2076 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2076 / 2077 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 TOTAL 2,213.1 210.7 49.7 46.9 209.7 2.4 0.9 10.8 2.3 3.7 38.0 2,712.2 285.3 2,426.9 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 112 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 C Projected inflated and discounted cashflows ($m) Workers Workers Compensation Mesothelioma Asbestosis Lung Cancer ARPD & Other Legal and Other Compensation Legal and Other Wharf Legal and Cross Claim Payment Year Claims Claims Claims Claims Costs Claims Costs Wharf Claims Other Costs Baryulgil Recoveries Gross Insurance Net 2016 / 2017 134.8 9.8 3.0 2.6 14.7 0.2 0.1 0.7 0.2 0.4 2.3 164.1 17.8 146.3 2017 / 2018 147.3 12.3 2.7 3.0 15.5 0.2 0.1 1.0 0.2 0.4 2.5 180.2 20.5 159.7 2018 / 2019 144.6 13.1 2.8 3.1 15.0 0.2 0.1 1.0 0.2 0.3 2.5 177.9 20.2 157.7 2019 / 2020 136.5 12.4 2.6 2.9 14.2 0.1 0.1 0.9 0.2 0.3 2.3 167.9 18.4 149.5 2020 / 2021 130.6 11.9 2.5 2.7 13.1 0.1 0.1 0.8 0.2 0.3 2.2 160.0 18.4 141.6 2021 / 2022 124.2 11.4 2.4 2.6 12.2 0.1 0.1 0.7 0.2 0.2 2.1 152.0 17.8 134.2 2022 / 2023 116.3 10.8 2.3 2.4 11.2 0.1 0.1 0.6 0.1 0.2 2.0 142.2 17.6 124.6 2023 / 2024 106.5 10.1 2.2 2.3 10.3 0.1 0.0 0.6 0.1 0.2 1.8 130.7 16.9 113.8 2024 / 2025 96.4 9.4 2.1 2.1 9.4 0.1 0.0 0.5 0.1 0.2 1.7 118.6 15.9 102.7 2025 / 2026 86.3 8.7 2.0 1.9 8.2 0.1 0.0 0.4 0.1 0.1 1.5 106.4 14.8 91.5 2026 / 2027 74.2 7.9 1.8 1.7 7.1 0.1 0.0 0.4 0.1 0.1 1.3 92.1 10.1 82.0 2027 / 2028 65.5 7.1 1.6 1.5 6.1 0.1 0.0 0.3 0.1 0.1 1.1 81.3 7.5 73.7 2028 / 2029 58.5 6.3 1.5 1.4 5.4 0.1 0.0 0.2 0.0 0.1 1.0 72.5 5.6 66.9 2029 / 2030 51.9 5.5 1.3 1.2 4.7 0.1 0.0 0.2 0.0 0.1 0.9 64.1 5.4 58.7 2030 / 2031 45.6 4.8 1.2 1.0 4.0 0.0 0.0 0.2 0.0 0.0 0.8 56.1 5.0 51.1 2031 / 2032 39.7 4.1 1.0 0.9 3.4 0.0 0.0 0.1 0.0 0.0 0.7 48.7 4.6 44.2 2032 / 2033 34.1 3.5 0.9 0.7 2.9 0.0 0.0 0.1 0.0 0.0 0.6 41.8 4.1 37.7 2033 / 2034 28.9 3.0 0.8 0.6 2.4 0.0 0.0 0.1 0.0 0.0 0.5 35.3 3.6 31.7 2034 / 2035 24.1 2.4 0.6 0.5 2.0 0.0 0.0 0.1 0.0 0.0 0.4 29.4 3.0 26.4 2035 / 2036 19.9 2.0 0.5 0.4 1.6 0.0 0.0 0.0 0.0 0.0 0.3 24.1 1.8 22.4 2036 / 2037 16.3 1.6 0.4 0.3 1.3 0.0 0.0 0.0 0.0 0.0 0.3 19.7 0.8 18.9 2037 / 2038 13.2 1.3 0.4 0.3 1.0 0.0 0.0 0.0 0.0 0.0 0.2 15.9 0.7 15.2 2038 / 2039 10.6 1.0 0.3 0.2 0.8 0.0 0.0 0.0 0.0 0.0 0.2 12.8 0.6 12.2 2039 / 2040 8.4 0.8 0.2 0.2 0.6 0.0 0.0 0.0 0.0 0.0 0.1 10.1 0.5 9.7 2040 / 2041 6.6 0.6 0.2 0.1 0.5 0.0 0.0 0.0 0.0 0.0 0.1 8.0 0.4 7.6 2041 / 2042 5.2 0.5 0.1 0.1 0.4 0.0 0.0 0.0 0.0 0.0 0.1 6.2 0.3 5.9 2042 / 2043 4.0 0.4 0.1 0.1 0.3 0.0 0.0 0.0 0.0 0.0 0.1 4.8 0.2 4.6 2043 / 2044 3.1 0.3 0.1 0.1 0.2 0.0 0.0 0.0 0.0 0.0 0.1 3.7 0.2 3.5 2044 / 2045 2.4 0.2 0.1 0.0 0.2 0.0 0.0 0.0 0.0 0.0 0.0 2.8 0.1 2.7 2045 / 2046 1.8 0.2 0.1 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 2.1 0.1 2.0 2046 / 2047 1.3 0.1 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.6 0.1 1.5 2047 / 2048 1.0 0.1 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 0.0 1.2 0.1 1.1 2048 / 2049 0.7 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.1 0.8 2049 / 2050 0.5 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.6 0.0 0.6 2050 / 2051 0.4 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.0 0.4 2051 / 2052 0.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.3 0.0 0.3 2052 / 2053 0.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.0 0.2 2053 / 2054 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.2 0.0 0.2 2054 / 2055 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2055 / 2056 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2056 / 2057 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.0 0.1 2057 / 2058 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2058 / 2059 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2059 / 2060 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2060 / 2061 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2061 / 2062 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2062 / 2063 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2063 / 2064 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2064 / 2065 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2065 / 2066 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2066 / 2067 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2067 / 2068 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2068 / 2069 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2069 / 2070 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2070 / 2071 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2071 / 2072 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2072 / 2073 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2073 / 2074 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2074 / 2075 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2075 / 2076 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 2076 / 2077 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 TOTAL 1,742.4 164.0 38.0 37.1 168.8 1.9 0.8 9.0 2.0 3.1 29.9 2,137.2 233.1 1,904.1 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 113 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 D Australian asbestos consumption and production data: 1930-2002 Figures in this table are in 000’s metric tonnes Australian Australian Production—All Consumption—All Year companies Import Export companies 1930 82 — 82 1931 128 1,200—1,328 1932 130 — 130 1933 279 2,676—2,955 1934 170 2,471—2,641 1935 170 4,423—4,593 1936 239 7,817—8,056 1937 298 6,199—6,497 1938 173 11,179—11,352 1939 78 10,081—10,159 1940 489 14,097—14,586 1941 251 14,220—14,471 1942 331 20,176—20,507 1943 678 14,229—14,907 1944 764 14,091—14,855 1945 1,629 9,131 32 10,728 1946 620 18,697 496 18,821 1947 1,377 14,246 652 14,971 1948 1,327 14,857 278 15,906 1949 1,645 14,767 346 16,066 1950 1,617 29,536 385 30,768 1951 2,558 25,289 588 27,259 1952 4,059 24,686 868 27,877 1953 4,970 28,784 1,631 32,123 1954 4,713 26,406 2,298 28,821 1955 5,352 42,677 3,287 44,742 1956 8,670 32,219 6,859 34,030 1957 13,098 23,235 11,644 24,689 1958 13,900 34,721 9,315 39,306 1959 15,959 34,223 11,584 38,598 1960 13,940 36,609 7,410 43,139 1961 14,952 32,947 7,196 40,703 1962 16,443 34,915 8,695 42,663 1963 11,941 32,704 2,347 42,298 1964 12,191 38,299 6,500 43,990 1965 10,326 46,179 4,295 52,210 1966 12,024 49,243 4,146 57,121 1967 647 46,950 2,254 45,343 1968 799 59,590 718 59,671 1969 734 52,739 162 53,311 1970 739 57,250 367 57,622 1971 756 71,777 174 72,359 1972 16,884 61,682 2,387 76,179 1973 43,529 61,373 27,810 77,092 1974 30,863 57,051 29,191 58,723 1975 47,922 69,794 24,524 93,192 1976 60,642 60,490 40,145 80,987 1977 50,601 54,267 20,510 84,358 1978 62,383 42,061 37,094 67,350 1979 79,721 23,735 54,041 49,415 1980 92,418 25,239 51,172 66,485 1981 45,494 20,960 38,576 27,878 1982 18,587 20,853 15,578 23,862 1983 3,909 10,113 4,460 9,562 1984—14,432 22 14,410 1985—12,194—12,194 1986—10,597—10,597 1987—6,294—6,294 1988—2,072—2,072 1989—2,128—2,128 1990—1,706—1,706 1991—1,342—1,342 1992—1,533—1,533 1993—2,198—2,198 1994—1,843—1,843 1995—1,488—1,488 1996—1,366—1,366 1997—1,556—1,556 1998—1,471—1,471 1999—1,316—1,316 2000—1,246—1,246 2001—945—945 2002—515—515 © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 114 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 E Data provided by AICFL Claims Dataset Claim Details State State of jurisdiction of the claim Old Claim ID Claim number under the old IT system New claim ID Claim number under the new IT system Include? This defines whether we count the claim record—we exclude insurance recovery records and cross-claim records Date of Birth Date of Birth Date of Death Date of Death Start 1st Exp Start Date of the first Exposure End 1st Exp End Date of the first Exposure Days 1st Exp Number of days exposed during the first exposure Start 2nd Exp Start Date of the second exposure End 2nd Exp End Date of the second exposure Days 2nd Exp Number of days exposed during the second exposure Start 3rd Exp Start Date of the third exposure End 3rd Exp End Date of the third exposure Days 3rd Exp Number of days exposed during the third exposure Start 4th Exp Start Date of the fourth exposure End 4th Exp End Date of the fourth exposure Days 4th Exp Number of days exposed during the fourth exposure Start 5th Exp Start Date of the fifth exposure End 5th Exp End Date of the fifth exposure Days 5th Exp Number of days exposed during the fifth exposure Start 6th Exp Start Date of the sixth exposure End 6th Exp End Date of the sixth exposure Days 6th Exp Number of days exposed during the sixth exposure Start 7th Exp Start Date of the seventh exposure End 7th Exp End Date of the seventh exposure Days 7th Exp Number of days exposed during the seventh exposure Start 8th Exp Start Date of the eighth exposure End 8th Exp End Date of the eighth exposure Days 8th Exp Number of days exposed during the eighth exposure Start 9th Exp Start Date of the ninth exposure End 9th Exp End Date of the ninth exposure Days 9th Exp Number of days exposed during the ninth exposure Start 10th Exp Start Date of the tenth exposure End 10th Exp End Date of the tenth exposure Days 10th Exp Number of days exposed during the tenth exposure Start 11th Exp Start Date of the eleventh exposure End 11th Exp End Date of the eleventh exposure Days 11th Exp Number of days exposed during the eleventh exposure Start 12th Exp Start Date of the twelfth exposure End 12th Exp End Date of the twelfth exposure Days 12th Exp Number of days exposed during the twelfth exposure ClaimsPOE::OccupationType_c Occupations of claimant ClaimsPOE::ExposureNature_c Nature of Exposures of claimant Pure Home Renovator Home renovator indicator field MedicalAsbestosDiseases_c A list of all the diseases specified by the claimant Disease Disease grouping based on hierarchy (mesothelioma, cancer, asbestosis, ARPD&Other) DefendantAICF_c Name of Liable Entity liable for claim Notification Date Date claim was received by Liable Entity Client Sett Date Date claim was settled by the Liable Entity with the claimant Closure Date Date claim record was closed (settled all legal costs, no more activity) Date of Diag Date of diagnosis of asbestos disease Claim Type Standard claim, Cross-claim, Recovery claim, Insurance claim Transaction Fields Settled Damages Total Damages awarded to claimant (by all defendants) AICF Damages Total Damages awarded to claimant (by AICF/JH Liable Entities) Amount Actual Paid Damages Total Damages paid to claimant (by AICF/JH Liable Entities) Settled Costs Total Costs (by all defendants) AICF Costs Total Costs to be borne by AICF/JH Liable Entities Amount Actual Paid Costs Total Costs paid by AICF/JH Liable Entities Settled DDB Total DDB Reimbursement Costs (by all defendants) AICF DDB Total DDB Reimbursement Costs to be borne by AICF/JH Liable Entities Amount Actual Paid DDB Total DDB Reimbursement Costs paid by AICF/JH Liable Entities Settled Other Total Other Costs (by all defendants) AICF Other Total Other Costs to be borne by AICF/JH Liable Entities Amount Actual Paid Other Total Other Costs paid by AICF/JH Liable Entities AICF Legal Costs Total Total Defence Legal Costs to be borne by AICF/JH Liable Entities Amount Actual Paid Legal Costs Total Total Defence Legal Costs paid by AICF/JH Liable Entities Case Estimate Fields Reserve Damages Case estimate of damages Reserve Costs Case estimate of costs Reserve Legal Fees Case estimate of defence legal costs Reserve Disbursements Case estimate of other disbursements Reserve DDB Case estimate of payments to DDB © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 115 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Accounting Transactions Datasets Accruals File Date Date of transaction entry Claim ID Claim number under new IT system Transaction Ref Transaction reference number Type Expense or Income This contains the values as follows: Bank Fees, Consulting Costs, Costs, Damages, Description DDB, Interest, Legal Fees, Medicare, Other Bank Charges, Recoveries (or Recovery) Amount Amount of transaction GST GST component of transaction Amount—GST Amount of transaction, net of GST Account Which AICF (or MRCF) account the money is credit to or drawn from The name of the party who has drawn the cheque or from whom a cheque has been Drawer of cheque received Transactions File Date Date of transaction entry into system Claim ID Claim number under new IT system Transaction Ref Transaction reference number Type Payment of Receipt Date Cheque Drawn Date Cheque Drawn Date Cheque Banked Date Cheque Banked Description Description of transaction Amount Amount of transaction GST GST component of transaction Amt—GST Amount of transaction, net of GST The name of the party who has drawn the cheque or from whom a cheque has been Drawer of cheque received © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 116 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 F Glossary of terms used in the Amended Final Funding Agreement The following provides a glossary of terms which are referenced in the Amended Final Funding Agreement and upon which we have relied in preparing our report. The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Amended Final Funding Agreement. AICF means the trustee of the Asbestos Injuries Compensation Fund from time to time, in its capacity as trustee, initially being Asbestos Injuries Compensation Fund Limited. AICF Funded Liability means: (a) any Proven Claim; (b) Operating Expenses; (c) Claims Legal Costs; (d) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (e) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement; (f) a claim or category of claim which James Hardie and the NSW Government agree in writing is a “AICF Funded Liability” or a category of “AICF Funded Liability”. but in the cases of paragraphs (a), (c) and (d) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by AICF or the Former James Hardie Companies, in respect of legal advisors, other advisors, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 117 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement), means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim. Contribution Claim means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement): (a) for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or (b) by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim; Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Amended Final Funding Agreement. Excluded Claims are any of the following liabilities of the Former James Hardie Companies: (i) personal injury or death claims arising from exposure to Asbestos outside Australia; (ii) personal injury or death claims arising from exposure to Asbestos made outside Australia; (iii) claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 118 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Asbestos or Asbestos products removal, arising out of or in connection with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities; (iv) any Excluded Marlew Claim; (v) any liabilities of the Liable Entities other than AICF Funded Liabilities. Excluded Marlew Claim means a Marlew Claim: (a) covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or (b) by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of such employment to the extent: (i) the loss is recoverable under a Worker’s Compensation Scheme or Policy; or (ii) the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation; (c) by an individual who was or is an employee of a person other than Marlew arising from exposure to Asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or (d) in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation. Former James Hardie Companies means Amaca, Amaba and ABN 60. Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy. Liable Entities see Former James Hardie Companies. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 119 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Marlew means Marlew Mining Pty Ltd (in liquidation), ACN 000 049 650, previously known as Asbestos Mines Pty Ltd. Marlew Claim means, subject to the limitation on Statutory Recoveries, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim: (a) any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Amended Final Funding Agreement) which: (i) arose or arises from exposure to Asbestos in the Baryulgil region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that: A. the individual’s exposure to Asbestos occurred wholly within Australia; or B. where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia; (ii) is commenced in New South Wales in the Dust Diseases Tribunal; and (iii) is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration; (b) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 120 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 (c) a Contribution Claim relating to a claim described in paragraphs (a) or (b). Marlew Joint Tortfeasor means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation. Payable Liability means any of the following: (a) any Proven Claim (whether arising before or after the date of this deed); (b) Operating Expenses; (c) Claims Legal Costs; (d) any liability of a Former James Hardie Company to the AICFL, however arising, in respect of any amounts paid by the AICFL in respect of any liability or otherwise on behalf of the Former James Hardie Company; (e) any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005; (f) if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the AICFL and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005; and (g) Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement, but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy. Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Amended Final Funding Agreement. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 121 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Personal Asbestos Claim means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government under the Amended Final Funding Agreement) which: (a) arises from exposure to Asbestos occurring in Australia, provided that: (i) the individual’s exposure to Asbestos occurred wholly within Australia; or (ii) where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia; (b) is made in proceedings in an Australian court or tribunal; and (c) is made against: (i) all or any of the Liable Entities; or (ii) any member of the James Hardie Group from time to time; (d) any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or (e) a Contribution Claim made in relation to a claim described in paragraph (a) or (b) but excludes all claims covered by a Worker’s Compensation Scheme or Policy. Proven Claim means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement, or a Proven Marlew Claim. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 122 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.

Valuation of the asbestos-related disease Liabilities of the Liable Entities to be met by the AICF Trust Effective as at 31 March 2016 19 May 2016 Statutory Recoveries means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution). Term means the period (i) from the date on which the principal obligations under the Amended Final Funding Agreement will commence to 31 March 2045, (ii) as may be extended in accordance with the terms of the Amended Final Funding Agreement. Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period) after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended). Workers Compensation Scheme or Policy means any of the following: (a) any worker’s compensation scheme established by any law of the Commonwealth or of any State or Territory; (b) any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and (c) any policy of insurance issued under or pursuant to such a scheme. © 2016 KPMG, an Australian partnership and a member firm of the KPMG network of 123 independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Australia. KPMG and the KPMG logo are registered trademarks of KPMG International.